                                                      Filed Pursuant to
                                                      Rule No. 424 (B)(2)
                                                      Registration No. 333-75069


                               8,625,000 SHARES

                           The ServiceMaster Company

                                 Common Stock
                          (par value $0.01 per share)


We may issue up to 8,625,000 shares of Common Stock      This Prospectus provides you with detailed information
from time to time in the future in connection with       about ServiceMaster.  We encourage you to read this
the acquisition of businesses.                           entire document carefully.  In addition, you may obtain
                                                         information about ServiceMaster from documents that we
This Prospectus may also be used under certain limited   have filed with the Securities and Exchange Commission.
circumstances in connection with the resale of Common
Stock that was originally issued pursuant to this        This Prospectus is dated April 7, 1999.  You should be
Prospectus.                                              aware that the delivery of this Prospectus and the sale
                                                         of Common Stock pursuant to this Prospectus will not in
The Common Stock is listed on the New York Stock         any way create an implication that the information
Exchange, Inc. under the symbol SVM.  On March 22,       contained in this Prospectus is accurate or complete at
1999, the closing sale price of the Common Stock on      any time after April 7, 1999.
the NYSE was $19.56 per share.
                                                         We are not making an offer of Common Stock in any state
                                                         where the offer is not permitted.

     --------------------------------------------------------------------------
     NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED THE COMMON STOCK TO BE ISSUED UNDER THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     --------------------------------------------------------------------------

                 The date of this Prospectus is April 7, 1999

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
AVAILABLE INFORMATION......................................................    3
SUMMARY....................................................................    4
REINCORPORATION OF THE PREDECESSOR LIMITED PARTNERSHIP.....................    8
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS.................................    8
SECURITIES COVERED BY THIS PROSPECTUS......................................   10
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS......................................................   13
BUSINESS...................................................................   19
MANAGEMENT.................................................................   30
OWNERSHIP OF COMMON STOCK..................................................   39
DESCRIPTION OF COMMON STOCK................................................   41
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY............................   45
LEGAL MATTERS..............................................................   45
EXPERTS....................................................................   45
INDEX TO FINANCIAL STATEMENTS..............................................  F-1

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the SEC at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

     Our Common Stock is traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol SVM and you can inspect our reports and other information at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     ServiceMaster filed a Registration Statement on Form S-1 to register with the SEC the Common Stock offered by this Prospectus. As allowed by SEC rules, this Prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

                                    SUMMARY

     This summary highlights selected information from this Prospectus and may not contain all of the information that is important to you. Unless otherwise indicated or the context otherwise requires, all references herein to the "Company" or "ServiceMaster" refer to The ServiceMaster Company, a Delaware corporation, and its subsidiaries and their respective predecessors. See "Reincorporation of the Predecessor Limited Partnership."

     You should be aware that this summary may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially include, without limitation, those identified in "Special Note on Forward-Looking Statements" and elsewhere in this Prospectus. All references we make to numbers of shares of Common Stock, or options for shares of Common Stock, and all references we make to market and option prices per share, and income per share in this Prospectus have been adjusted to reflect all stock dividends and stock splits of the Company through the date of this Prospectus.

                                 SERVICEMASTER

     ServiceMaster, with operating revenue of approximately $4.7 billion in 1998, is one of the largest providers of residential services to individual customers and supportive management services to businesses and institutions in the United States. In addition, we have operations in 41 countries around the world.

     Our consumer services business ("ServiceMaster Consumer Services") provides services to over 10.5 million residential and commercial customers under eight market-leading brand names:

      TRUGREEN-CHEMLAWN for lawn, tree and shrub care and commercial landscape and indoor plant maintenance;

      TERMINIX for termite and pest control services;

      AMERICAN HOME SHIELD and AMERISPEC for home system and appliance warranty contracts and home inspection services;

      RESCUE ROOTER for plumbing and drain cleaning services and heating and air conditioning services;

      SERVICEMASTER RESIDENTIAL/COMMERCIAL SERVICES for heavy-duty residential and commercial cleaning and disaster restoration services;

      MERRY MAIDS for residential maid services; and

      FURNITURE MEDIC for on-site furniture repair and restoration services.

     Our management services business ("ServiceMaster Management Services") provides facilities management services to over 2,000 customers in the health care, education and business and industrial markets. These services include plant operations and maintenance, housekeeping, grounds and landscaping, clinical equipment management, food service, laundry and linen services, total facilities management and other services.

     These services comprise the "ServiceMaster Quality Service Network" and may be accessed easily by calling a single toll-free telephone number: 1-800-WE SERVE.

     The principal executive offices of ServiceMaster are located at One ServiceMaster Way, Downers Grove, Illinois 60515-1700 and its telephone number is (630) 271-1300. The Company maintains a website on the Internet at http://www.ServiceMaster.com. The website of the Company and the information contained therein are not a part of this Prospectus.

RECENT DEVELOPMENTS

     On November 2, 1998, ServiceMaster and LandCare USA, Inc. ("LandCare") announced approval by their boards of directors of a definitive agreement under which ServiceMaster would acquire Houston-based LandCare in a stock-for-stock merger. The LandCare shareholders approved the transaction at a special meeting held on March 18, 1999 and the transaction uses was closed on the same day. This acquisition will broaden the ability of ServiceMaster's TruGreen-ChemLawn subsidiary to integrate fully its traditional fertilizer and weed control services with landscape maintenance and installation, as well as indoor plantcare, for commercial customers.

     On January 4, 1999, ServiceMaster announced the formation of a strategic venture with Texas Utilities Company for the ownership and operation of ServiceMaster's energy management business. The new venture, which is owned 85% by Texas Utilities and 15% by ServiceMaster, acquired all the assets of ServiceMaster Energy Management.

     Also on January 4, 1999, ServiceMaster announced the completion of its strategic review of its home health care business and the decision to sell its direct operations of home health care agencies and certain support operations and to discontinue its outsourced operation of home health care agencies. ServiceMaster will continue to provide consulting services to hospitals and other providers of home health care.

     On March 23, 1999, ServiceMaster announced that ServiceMaster and American Residential Services, Inc. ("ARS") had entered into a definitive agreement under which ServiceMaster will initiate a cash tender offer for all of the outstanding shares of common stock of American Residential Services, Inc. at a price of $5.75 per share. The total acquisition cost is approximately $92 million in cash and $180 million of assumed indebtedness. Completion of the tender offer is subject to certain conditions, including the tender of at least 52% of the outstanding ARS shares. The offer and withdrawal rights are scheduled to expire on April 26, 1999 unless the offer is extended.

                            SUMMARY FINANCIAL DATA
          (In thousands, except for per share and percentage data)(1)

     We are providing the following summary financial information about us for your benefit. This information is derived from our audited financial statements for each of the fiscal years shown below. The following information is only a summary and you should read it in connection with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this Prospectus and our consolidated financial statements and notes beginning on page F-1 of this Prospectus.

                                                                                Year Ended December 31,
                                                            1998          1997          1996          1995          1994
                                                            ------------------------------------------------------------------
     OPERATING RESULTS:
     Operating revenue.................................     $4,724,119    $3,961,502    $3,458,328    $3,202,504    $2,985,207
     Cost of services rendered and
        products sold..................................      3,679,612     3,058,160     2,681,008     2,499,700     2,356,435
     Selling and administrative expenses...............        648,085       559,409       482,102       450,937       414,746
                                                            ----------    ----------    ----------    ----------    ----------
     Operating income..................................        396,422       343,933       295,218       251,867       214,026

     Non-operating expense (income):
        Interest expense(2)............................         92,945        76,447        38,298        35,855        31,543
        Interest and investment income.................        (15,301)      (14,304)      (10,183)       (7,310)       (5,389)
        Minority interest..............................             --         7,511        14,706        45,715        45,234
                                                            ----------    ----------    ----------    ----------    ----------
     Income before income taxes........................        318,778       274,279       252,397       177,607       142,638
     Provision for income taxes (pro forma
        corporate form prior to 1998)(3)...............        128,786       110,809       101,968        71,753        57,626
                                                            ----------    ----------    ----------    ----------    ----------
     Net income (pro forma corporate form
        prior to 1998).................................     $  189,992    $  163,470    $  150,429    $  105,854    $   85,012
                                                            ==========    ==========    ==========    ==========    ==========
     Basic net income per share (pro forma
        corporate form prior to 1998)(3)(6)............     $     0.66    $     0.57    $     0.47    $     0.41    $     0.33
     Diluted net income per share (pro
        forma
        corporate form prior to
        1998)(3)(6)....................................     $     0.64    $     0.55    $     0.46    $     0.39    $     0.32

     Cash distributions per share......................     $     0.33    $     0.31    $     0.29    $     0.28    $     0.27
     PARTNERSHIP INFORMATION: (3)
     Income before income taxes........................                   $  274,279    $  252,397    $  177,607    $  142,638
     Provision for income taxes........................                       10,203         7,257         5,588         2,755
     One time tax benefit relating to
        change in tax status(4)........................                       65,000            --            --            --
                                                                          ----------    ----------    ----------    ----------
     Net income........................................                   $  329,076    $  245,140    $  172,019    $  139,883
                                                                          ==========    ==========    ==========    ==========
     OTHER DATA:
     EBITDA(7).........................................     $  516,328    $  443,788    $  369,701    $  279,450    $  228,389
     Net cash provided from operations (5).............        405,539       371,889       341,386       297,425       253,863
     Property additions................................         75,297        46,232        42,952        44,624        32,202
     Operating income margin...........................            8.4%          8.7%          8.5%          7.9%          7.2%

     Percent increase in pro forma diluted
        net income per share...........................           16.4%         19.6%         17.9%         21.9%         18.5%

     FINANCIAL POSITION AT PERIOD END:
     Working capital (5)...............................     $  (83,495)   $   35,907    $   73,782    $   20,309    $   26,650
     Total assets......................................      2,914,851     2,475,224     1,846,841     1,649,890     1,230,839
     Long-term debt....................................      1,076,167     1,247,845       482,315       411,903       386,511
     Shareholders' equity (2)..........................        956,486       524,438       796,767       746,660       307,266

_______________________

(1) All per share data reflect the three-for-two share splits in 1996, 1997 and 1998.
(2) In 1997, the Company incurred bank borrowings of approximately $91 million to finance the cash portion of the acquisition of Barefoot, Inc. ("Barefoot") and approximately $626 million to fund the repurchase of the 19 percent ownership interest in ServiceMaster held by Waste Management, Inc. ("WMX"). The increase in interest expense and the decrease in shareholders' equity (as well as the number of shares outstanding) in 1997 is primarily the result of such borrowings and stock repurchase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) The Company converted from partnership to corporate form on December 26, 1997. See "The Reincorporation." Prior to the Reincorporation (as defined), the partnership was not subject to federal or state income taxes since its taxable income was allocated to the Company's shareholders. As a result of the Reincorporation, the Company is a taxable entity and is responsible for such payments. Pro forma information is presented to compare the continuing results of operations as if the Company were a taxable corporation in the periods presented. The pro forma provision for income taxes has been calculated assuming that the Company's effective tax rate was approximately 40 percent of pre-tax earnings. The Company's historical net income per share as a partnership was as follows:

                        BEFORE ONE-TIME TAX BENEFIT (4)              ACTUAL
                       --------------------------------   --------------------------
                        1997     1996    1995     1994    1997   1996    1995   1994
                       -----    -----   -----     -----   -----  -----  -----  -----
    Basic............  $0.92    $0.77   $0.66     $0.55   $1.15  $0.77  $0.66  $0.55
    Diluted..........  $0.89    $0.75   $0.64     $0.53   $1.10  $0.75  $0.64  $0.53

(4) As a result of the Reincorporation, the Company recorded a deferred tax asset in 1997 that represents the tax effect of the difference between the book and tax basis of the Company's assets and liabilities. This resulted in the recognition of a deferred tax asset on the balance sheet and a corresponding $65 million gain in the tax benefit line of the income statement. The actual economic benefit to the Company of the tax basis step-up significantly exceeds the amount of the gain and is expected to result in a reduction of annual cash tax payments exceeding $25 million per year for 15 years following Reincorporation. See "The Reincorporation."
(5) In the first year after reincorporation, the Company was able to defer the payment of its 1998 federal taxes until March 1999. Therefore the 1998 cash flow is fairly comparable to 1997 when the Company was in partnership form and paid no taxes. The current liabilities include the 1998 tax payable amount.
(6) Basic earnings per share are calculated based on 289,315 shares in 1998, 285,944 shares in 1997, 317,381 shares in 1996, 260,382 shares in 1995, and
    255,650 shares in 1994 while diluted earnings per share are calculated based on 298,887 shares in 1998, 299,640 shares in 1997, 330,429 shares in 1996,
    273,203 in 1995 and 266,892 shares in 1994. (Numbers are in thousands.)
(7) Represents earnings before interest expense, taxes, depreciation and amortization ("EBITDA"). EBITDA is a commonly-used supplemental measurement of a company's ability to generate cash flow. Management believes that EBITDA is another measure which demonstrates the cash-generating abilities of the Company's businesses. However, EBITDA should not be considered an alternative to net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions or other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows.

            REINCORPORATION OF THE PREDECESSOR LIMITED PARTNERSHIP

     ServiceMaster began its operations in 1947 and the shares of the parent entity in the ServiceMaster enterprise have been publicly traded since 1962. At the end of 1986, the parent entity was converted from a publicly traded corporation to a publicly traded limited partnership (the "Parent Partnership") in order to enable most of the operations of the enterprise to be conducted free of federal corporate income tax. However, a year later, in 1987, Congress adopted legislation which effectively eliminated the benefits of operating in partnership form after December 31, 1997. Accordingly, on December 26, 1997, the Company succeeded to and became substituted for the Parent Partnership as the parent entity in the ServiceMaster enterprise in a reorganization (the "Reincorporation") in which all of the outstanding limited partnership interests in the Parent Partnership were converted to shares of Common Stock of the Company on a one-for-one basis. Soon thereafter, the Parent Partnership and its immediate subsidiary (The ServiceMaster Company Limited Partnership) were merged with and into the Company and the existence of the two partnerships was thereby terminated.

     The Reincorporation transactions were not taxable events for either ServiceMaster or its shareholders. However, the Reincorporation did result in a tax benefit to the Company in the form of a step-up in the tax basis of certain of its assets. The basis step-up will be amortized against the Company's taxable income over the next 15 years and is expected to result in a reduction of annual cash tax payments exceeding $25 million per year over this period.


                  SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     This Prospectus contains or incorporates by reference certain forward-looking statements within the meaning of Section 27A of the 1933 Act and Section 21E of the 1934 Act and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and the Company's plans, goals and objectives. Such statements are generally accompanied by words such as "intend," "anticipate," "believe," "estimate," "expect" or similar statements. The Company's actual results may differ materially from such statements. Factors that could cause or contribute to such differences are set forth below as well as those factors discussed elsewhere in this Prospectus and in the documents incorporated herein by reference. Although the Company believes that the assumptions underlying its forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. Furthermore, past performance in operations and share price is not necessarily predictive of future performance.

     SEASONALITY AND IMPACT OF WEATHER CONDITIONS. The Company's lawn care, landscaping and pest control businesses are highly seasonal in nature, with a significant portion of their net revenues occurring in the spring and summer months of each year. Adverse weather conditions could have a negative impact on the demand for the Company's lawn care, landscaping and pest control services.

     INCREASED COMPETITION. The service industries in which the Company operates are highly competitive with limited barriers to entry. The entry of new competitors into one or more of the markets served by the Company could impact the demand for the Company's services as well as impose additional pricing pressures.

     LABOR SHORTAGES. Most of the services provided by the Company are highly labor intensive. In the event of a labor shortage, the Company may experience difficulty in delivering its services in a high-quality manner and may be forced to increase wages in order to attract a sufficient number of employees, which could result in higher operating costs for the Company.

     CONTINUED CONSOLIDATION OF THE U.S. HOSPITAL MARKET. In recent years, there has been an ongoing consolidation of hospitals in the health care market. This continued consolidation could adversely impact the level of demand for the Company's health care management services and the prices which the Company can charge for such services.

     ABILITY TO CONTINUE ACQUISITION STRATEGY. The Company plans to continue to pursue opportunities to expand through acquisitions. The Company's ability to continue to make acquisitions at reasonable prices and to integrate the acquired businesses are important factors in the Company's future growth.

                     SECURITIES COVERED BY THIS PROSPECTUS

     This Prospectus covers shares of Common Stock that may be issued from time to time in the future by the Company on the completion of acquisitions of assets, businesses or securities, or on the payment of dividends on or conversion of shares of preferred stock or the conversion of or payment of interest on convertible notes issued in connection with such acquisitions of other businesses, properties or securities. The consideration offered by the Company in such acquisitions, in addition to the shares of Common Stock offered by this Prospectus, may include cash, debt or other securities (which may be convertible into shares of Common Stock covered by this Prospectus), or assumption by the Company of liabilities of the business, properties or securities being acquired or of their owners, or a combination thereof.

     It is expected that the terms of acquisitions involving the issuance of the shares of Common Stock covered by this Prospectus will be determined by direct negotiations with the owners or controlling persons of the assets, businesses or securities to be acquired, and that the shares of Common Stock issued will be valued at prices reasonably related to the market price of the Common Stock either at or about the time an agreement is entered into concerning the terms of the acquisition or at or about the time the shares are delivered. No underwriting discounts or commissions will be paid, although finder fees and certain other fees may be paid in connection with certain acquisitions. Any person receiving such fees may be deemed to be an "underwriter" within the meaning of the 1933 Act, and any profit on the resale of shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the 1933 Act.

     The Company may from time to time, in an effort to maintain an orderly market in the Common Stock or for other reasons, negotiate agreements with persons receiving Common Stock covered by this Prospectus that will limit the number of shares that may be sold by such persons at specified intervals. Such agreements may be more restrictive than restrictions on sales made pursuant to the exemption from registration requirements of the 1933 Act, including the requirements under Rule 144 or Rule 145(d), and certain persons party to such agreements may not otherwise be subject to such 1933 Act requirements. The Company anticipates that, in general, such negotiated agreements will be of limited duration and will permit the recipients of Common Stock issued in connection with acquisitions to sell up to a specified number of shares per business day or days.

     With the consent of the Company, this Prospectus may also be used by persons who have received or will receive from the Company Common Stock covered by this Prospectus and who may wish to sell such stock under circumstances requiring or making desirable its use. This Prospectus may also be used, with the Company's consent, by pledgees, donees or assignees of such persons. The Company's consent to any such use may be conditioned upon the agreement by such persons not to offer more than a specified number of shares following supplements or amendments to this Prospectus, which the Company may agree to use its best efforts to prepare and file at certain intervals. The Company may require that any such offering be effected in an organized manner through securities dealers.

     Sales by means of this Prospectus may be made from time to time privately at prices to be individually negotiated with the purchasers, or publicly through transactions in the over-the-counter market or on a securities exchange (which may involve block transactions), at prices reasonably related to market prices at or about the time of sale or at negotiated prices. Broker-dealers participating in such transactions may act as agent or as principal and, when acting as agent, may receive commissions from the purchasers as well as from the sellers (if also acting as agent for the purchasers). The Company may indemnify any broker-dealer participating in such transactions against certain liabilities, including liabilities under the 1933 Act. Profits, commissions and discounts on sales by persons who may be deemed to be underwriters within the meaning of the 1933 Act may be deemed underwriting compensation under the 1933 Act.

     Stockholders may also offer shares of stock covered by this Prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the 1933 Act, including sales which meet the requirements of Rule 144 or Rule 145(d) under the 1933 Act. Stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

                            SELECTED FINANCIAL DATA
          (In thousands, except for per share and Percentage data)(1)

     We are providing the following summary financial information about us for your benefit. This information is derived from our audited financial statements for each of the fiscal years shown below. The following information is only a summary and you should read it in connection with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this Prospectus and our consolidated financial statements and notes beginning on page F-1 of this Prospectus.

                                                                     Year Ended December 31,

                                                     1998          1997           1996         1995         1994
                                                 -------------------------------------------------------------------
         OPERATING RESULTS:....................   $4,724,119    $3,961,502    $3,458,328    $3,202,504    $2,985,207
         Operating revenue
         Cost of services rendered and
           products sold.......................    3,679,612     3,058,160     2,681,008     2,499,700     2,356,435

         Selling and administrative expenses...      648,085       559,409       482,102       450,937       414,746
                                                  ----------    ----------    ----------    ----------    ----------
         Operating income......................      396,422       343,933       295,218       251,867       214,026
         Non-operating expense (income):
           Interest expense(2).................       92,945        76,447        38,298        35,855        31,543
           Interest and investment income......      (15,301)      (14,304)      (10,183)       (7,310)       (5,389)
           Minority interest...................           --         7,511        14,706        45,715        45,234
                                                  ----------    ----------    ----------    ----------    ----------
         Income before income taxes............      318,778       274,279       252,397       177,607       142,638
         Provision for income taxes (pro forma
           corporate form prior to 1998)(3)....      128,786       110,809       101,968        71,753        57,626
                                                  ----------    ----------    ----------    ----------    ----------
         Net income (pro forma corporate form     $  189,992    $  163,470    $  150,429    $  105,854    $   85,012
           prior to 1998)......................   ----------                  ----------    ----------    ----------
         Basic net income per share (pro forma
           corporate form prior to
           1998)(3)(6).........................   $     0.66    $     0.57    $     0.47    $     0.41    $     0.33
         Diluted net income per share (pro
           forma corporate form prior to
           1998)(3)(6).........................   $     0.64    $     0.55    $     0.46    $     0.39    $     0.32
         Cash distributions per share..........   $     0.33    $     0.31    $     0.29    $     0.28    $     0.27
         PARTNERSHIP INFORMATION: (3)
         Income before income taxes............                 $  274,279    $  252,397    $  177,607    $  142,638
         Provision for income taxes............                     10,203         7,257         5,588         2,755
         One time tax benefit relating to
           change in tax status(4).............                     65,000            --            --            --
                                                                ----------    ----------    ----------    ----------
         Net income............................                 $  329,076    $  245,140    $  172,019    $  139,883
                                                                ==========    ==========    ==========    ==========

         OTHER DATA:
         EBITDA(7).............................   $  516,328    $  443,788    $  369,701    $  279,450    $  228,389
         Net cash provided from operations (5)       405,539       371,889       341,386       297,425       253,863
         Property additions....................       75,297        46,232        42,952        44,624        32,202
         Operating income margin...............          8.4%          8.7%          8.5%          7.9%          7.2%

         Percent increase in pro forma diluted          16.4%         19.6%         17.9%         21.9%         18.5%
           net income per share................

         FINANCIAL POSITION AT PERIOD END:
         Working capital (5)...................   $  (83,495)   $   35,907    $   73,782    $   20,309    $   26,650
         Total assets..........................    2,914,851     2,475,224     1,846,841     1,649,890     1,230,839
         Long-term debt........................    1,076,167     1,247,845       482,315       411,903       386,511
         Shareholders' equity (2)..............      956,486       524,438       796,767       746,660       307,266



(1) All per share data reflect the three-for-two share splits in 1996, 1997 and 1998.

(2) In 1997, the Company incurred bank borrowings of approximately $91 million to finance the cash portion of the acquisition of Barefoot, Inc. ("Barefoot") and approximately $626 million to fund the repurchase of the 19 percent ownership interest in ServiceMaster held by Waste Management, Inc. ("WMX"). The increase in interest expense and the decrease in shareholders' equity (as well as the number of shares outstanding) in 1997 is primarily the result of such borrowings and stock repurchase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) The Company converted from partnership to corporate form on December 26, 1997. See "The Reincorporation." Prior to the Reincorporation (as defined), the partnership was not subject to federal or state income taxes since its taxable income was allocated to the Company's shareholders. As a result of the Reincorporation, the Company is a taxable entity and is responsible for such payments. Pro forma information is presented to compare the continuing results of operations as if the Company were a taxable corporation in the periods presented. The pro forma provision for income taxes has been calculated assuming that the Company's effective tax rate was approximately 40 percent of pre-tax earnings. The Company's historical net income per share as a partnership was as follows:

                                             BEFORE ONE-TIME TAX BENEFIT (4)              ACTUAL
                                             -------------------------------    --------------------------
                                              1997     1996    1995    1994     1997   1996   1995   1994
                                             -------  ------  ------  ------    -----  -----  -----  -----
Basic......................................    $0.92   $0.77   $0.66   $0.55    $1.15  $0.77  $0.66  $0.55
Diluted....................................    $0.89   $0.75   $0.64   $0.53    $1.10  $0.75  $0.64  $0.53

(4) As a result of the Reincorporation, the Company recorded a deferred tax asset in 1997 that represents the tax effect of the difference between the book and tax basis of the Company's assets and liabilities. This resulted in the recognition of a deferred tax asset on the balance sheet and a corresponding $65 million gain in the tax benefit line of the income statement. The actual economic benefit to the Company of the tax basis step-up significantly exceeds the amount of the gain and is expected to result in a reduction of annual cash tax payments exceeding $25 million per year for 15 years following Reincorporation. See "The Reincorporation. "

(5) In the first year after reincorporation, the Company was able to defer the payment of its 1998 federal taxes until March 1999. Therefore the 1998 cash flow is fairly comparable to 1997 when the Company was in partnership form and paid no taxes. The current liabilities include the 1998 tax payable amount.

(6) Basic earnings per share are calculated based on 289,315 shares in 1998, 285,944 shares in 1997, 317,381 shares in 1996, 260,382 shares in 1995, and
    255,650 shares in 1994 while diluted earnings per share are calculated based on 298,887 shares in 1998, 299,640 shares in 1997, 330,429 shares in 1996,
    273,203 in 1995 and 266,892 shares in 1994. (Numbers are in thousands.)

(7) Represents earnings before interest expense, taxes, depreciation and amortization ("EBITDA"). EBITDA is a commonly-used supplemental measurement of a company's ability to generate cash flow. Management believes that EBITDA is another measure which demonstrates the cash-generating abilities of the Company's businesses. However, EBITDA should not be considered an alternative to net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions or other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows.

           MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

 (All share and per share data reflect the three-for-two share splits in August
                         1998, June 1997 and June 1996)

The terms "Company" and "ServiceMaster" refer to the operations of ServiceMaster Limited Partnership and The ServiceMaster Company, its successor corporation.

1998 COMPARED WITH 1997

    Revenues increased 19 percent to $4.7 billion through a combination of acquisitions and solid growth from base operations. Approximately eight percent of the revenue increase resulted from internal growth and small tuck-in acquisitions in existing service lines, primarily lawn care and pest control, with another six percent coming from platform acquisitions primarily in plumbing and landscaping. The remaining five percent of the revenue growth represented the acquisition of a professional employer organization in August 1997. The professional employer organization has a significant impact on revenues and margins, because the entire employee payroll of the customer is recognized both as revenue and operating cost. As a result, the margins are low in this business and reduce the Company's consolidated operating margins. Operating income increased 15 percent to $396 million, while margins decreased to 8.4 percent of revenue from 8.7 percent in 1997. Operating margins excluding the professional employer organization improved 10 basis points over last year, reflecting the continued strong growth of higher margin businesses, productivity improvements and the successful integration of acquisitions at Consumer Services.

    Pro forma information is presented for 1997 and 1996 to compare the continuing results of operations as if the Company had been a taxable corporation in all years. On this basis, net income grew 16 percent to $190 million. Basic and diluted earnings per share increased 16 percent to $.66 and $.64, respectively.

    The Consumer Services business unit achieved a 23 percent increase in revenue, reflecting strong growth from both internal sources and acquisitions, including the Rescue Rooter plumbing business and commercial landscaping companies. Net income increased 27 percent, reflecting solid double-digit profit increases at all of the companies. TruGreen-ChemLawn reported strong growth in revenues and profits, reflecting base business growth and the entry into the commercial landscape market through the acquisition of several companies. The successful integration of acquisitions and other cost initiatives helped offset the effects of severe summer weather conditions in many regions of the country. Terminix achieved strong double-digit growth in revenues and profits, resulting from excellent increases in termite completions and renewals and improved margins. Higher customer retention levels and efficiency improvements contributed to the increased margins. American Home Shield continued to experience exceptional momentum with very strong double-digit increases in warranty contracts written due to excellent growth in real estate and direct-to-consumer sales, as well as strong renewal growth. This volume increase was partially affected by increased service orders relating to expensive air conditioning repairs due to the extreme heat experienced in many parts of the country. The franchise operations, ServiceMaster Residential/Commercial and Merry Maids, achieved solid revenue increases and higher margins, reflecting improvements in company-owned operations and cost controls. The Rescue Rooter operations reported very good results, reflecting improved marketing efforts, productivity improvements and effective cost controls.

    The traditional Management Services business achieved a seven percent revenue increase as a result of acquisitions and modest growth in the base business. Profits increased significantly due to a $38 million pretax gain relating to the formation of a strategic venture between ServiceMaster and Texas Utilities Company. The new venture has acquired all the assets of ServiceMaster Energy Management and will be owned 85 percent by Texas Utilities and 15 percent by ServiceMaster. This new business combination will provide the Company with an expanded ability to provide comprehensive energy solutions to customers. Excluding this gain, profits were one percent below the prior year level as increases in the Business & Industry and Education markets were offset by reduced profitability in the Healthcare market. The traditional Healthcare market reported a slight decline in revenues with lower profits than last year as a result of continued industry pressures and additional investments in the business compared with the prior year. The Company achieved significant revenue and profit increases in the Business & Industry market, reflecting the successful integration of acquisitions and increased sales in the base business. The Education market reported strong growth in profits due to better customer retention and the favorable effect of eliminating costs incurred last year related to unwinding a large contract.

    Other operations includes primarily Diversified Health Services, which provides services and products to the long-term care market and Employer Services, the professional employer organization. Revenues increased significantly as the 1998 results include a full year of the professional employer organization that was acquired in August 1997. Operating income was down significantly from the prior year, reflecting a large charge related primarily to the home health care operations and operational losses. In late 1998, the Company completed a strategic review of its Home Health Care business and concluded that, without significant investment to make home health care one of its core businesses, it could not profitably provide high quality service in the future and continue to satisfy all the changes and the requirements of new governmental reimbursement programs. The Company plans to sell its direct operations of home health care agencies and certain support operations. In addition, the Company is discontinuing its outsourced management contracts of home health care agencies, but will continue to provide consulting services to hospitals and other providers of home health care. The Company incurred and established reserves of approximately $32 million (pre-tax) relating to home health care, which included a write-down for the impairment of assets and costs relating to exiting customer arrangements. An additional $6 million pretax charge was recorded that was specifically designated for other Diversified Health Services reserve needs. In addition to these charges and losses in home health care, the decrease in operating income reflects margin reductions in other Diversified Health Services operations and the non-recurrence of transaction gains recognized in the prior year.

    On a consolidated basis, cost of services rendered and products sold increased 20 percent and increased as a percentage of revenue to 77.9 percent in 1998 from 77.2 percent in 1997. The addition of Employer Services had an impact on the overall increase in costs as this business line carries a lower gross margin level than the rest of the enterprise. Excluding Employer Services, cost of services rendered and products sold decreased 10 basis points, as a percentage of revenue. This reflects the changing mix of the enterprise as Consumer Services increased in size relative to the overall business of the Company. The Consumer Services unit operates at a higher gross profit margin than the Management Services business unit, but incurs relatively higher levels of selling and administrative costs.

    Consolidated selling and administrative expenses increased 16 percent over the prior year, and as a percentage of revenue, decreased from 14.1 percent in 1997 to 13.7 percent in 1998.

    Interest expense increased over the prior year, reflecting increased debt levels in the first quarter associated with the 1997 repurchase of shares previously held by Waste Management, Inc. The impact of larger seasonal borrowings, primarily due to acquisitions and higher interest rates associated with the refinancing of floating-rate bank debt with longer term, fixed-rate debt, was partially offset by proceeds from the May 1998 equity offering.

    Interest and investment income increased over the prior year levels due to growth in the investment portfolio at American Home Shield, as well as gains realized on sales of marketable securities.

    Minority interest expense decreased as the General Partners' interests in the parent entities were eliminated upon reincorporation.

1997 COMPARED WITH 1996

    Revenues increased 15 percent to $4 billion, reflecting the effect of acquisitions and growth from base operations. Operating income increased 17 percent to $344 million, while margins increased to 8.7 percent of revenue from
8.5 percent in 1996, reflecting the continued strong growth of higher margin businesses, productivity improvements, and the integration of the acquired Barefoot operations. These improvements were offset in part by the impact of the acquired professional employer organization, which has significantly lower margins than the rest of the Company's businesses. Operating income margins would have improved 50 basis points excluding this acquisition.

    Pro forma information is presented which compares the continuing results of operations as if the Company had been a taxable corporation in 1997 and 1996. On this basis, net income grew nine percent to $163 million. Basic earnings per share increased 21 percent to $.57 and diluted earnings per share were up 20 percent to $.55. Earnings per share grew at a higher rate than net income due to the transaction with Waste Management, Inc. (WMX) in which the Company repurchased WMX's 19 percent ownership interest in ServiceMaster (61.1 million shares) for $626 million on April 1, 1997. This transaction increased interest expense significantly and reduced shares outstanding.

    Historical partnership net income, which did not include a provision for corporate taxes, was $329 million, including a one-time tax gain of $65 million realized upon reincorporation. The resulting historical basic and diluted earnings per share were $1.15 and $1.10, respectively. This gain represented the difference between the tax and book basis of the enterprise's assets and liabilities, which was recognized as a result of the reincorporation. Partnership net income excluding this gain increased eight percent to $264 million. On this basis, basic and diluted earnings per share were $.92 and $.89, reflecting increases of 19 percent.

    The Consumer Services business unit achieved a 14 percent increase in revenue and a 21 percent increase in pro forma net income, reflecting the successful integration of the Barefoot business (which was acquired in February
1997), combined with good growth from base operations and other acquisitions. The TruGreen-ChemLawn operations achieved strong double-digit growth in revenues and profits, reflecting the Barefoot acquisition, increases in the customer base, improved branch efficiencies, strong sales of ancillary products and favorable weather conditions throughout most of the year. Terminix achieved solid growth in revenue and profits for the year. Strong growth in renewals and productivity improvements offset the effects of adverse weather conditions on termite operations and increased termite remediation costs. American Home Shield achieved very strong double-digit increases in both revenues and profits, with excellent increases in contract renewals and direct-to-consumer sales. This is consistent with an overall strategy to expand channels of distribution in this business, which have historically been concentrated in the residential resale market. ServiceMaster Residential/Commercial and Merry Maids reported modest profit growth and solid revenue growth for the year, reflecting the conversion of certain franchises and distributors to company-owned operations.

    The traditional Management Services business segment achieved five percent growth in revenue, reflecting the Premier Manufacturing Support Services (Premier) acquisition completed in 1996 and, to a lesser degree, growth in the base business. The base business growth resulted from improvements in Healthcare and Business & Industry, offset by reductions in Education. Pro forma net income was up three percent compared with the prior year. Despite continuing competitive pressures and industry consolidation in the acute care market, the Company achieved solid revenue increases and improved customer retention in the Healthcare market. Reported profits in this market were comparable to the prior year. Within the acute care sector, good growth was realized from sales of the IntegratedService product, which provides comprehensive service solutions to clients. The Company achieved significant revenue and profit increases in the Business & Industry market, largely as a result of the successful integration of the Premier acquisition and modest growth in the base business. In the Education market, revenues and profits declined due to the discontinuation of certain large accounts and margin pressures in certain accounts.

    Revenues in other operations increased significantly, reflecting the August 1997 acquisition of Certified Systems, Inc. (CSI) which added approximately $155 million in revenue and minimal profits after acquisition-related costs. CSI is a professional employer organization that provides clients with administrative processing of payroll, workers' compensation insurance, health insurance, unemployment insurance, and other employee benefit plans. Other operations primarily include CSI and Diversified Health Services. Pro forma net income reflects the additional interest expense incurred at the parent level relating to the WMX share repurchase.

    On a consolidated basis, cost of services rendered and products sold increased 14 percent and decreased slightly as a percentage of revenue to 77.2 percent in 1997 from 77.5 percent in 1996. This reflects the changing mix of the enterprise as Consumer Services increased in size relative to the overall business of the Company. The Consumer Services unit operates at a higher gross profit margin than the Management Services business unit, but incurs relatively higher levels of selling and administrative costs. However, much of this reduction in cost of goods sold was offset by the acquisition of CSI, which operates at significantly lower gross margins than the Company's other businesses. Without CSI, cost of goods sold would have been 76.5 percent of revenue in 1997.

    Consolidated selling and administrative expenses increased 16 percent over the prior year, and as a percentage of revenue, increased from 13.9 percent in 1996 to 14.1 percent in 1997, reflecting the changing business mix of the Company described above.

    Interest expense increased over the prior year primarily due to increased debt levels associated with the repurchase of shares previously held by WMX and acquisitions.

    Interest and investment income increased over the prior year due to growth in, and strong returns from, the investment portfolio at American Home Shield, as well as a gain associated with the sale of an interest in an international joint venture.

    Minority interest expense decreased due to the repurchase of minority ownership interests in subsidiary entities.

1998 FINANCIAL POSITION

    The Company reported a nine percent increase in cash flows from operations to $406 million and a two percent increase in free operating cash flows (defined as cash flows from operations less net property additions) to $337 million. Cash flows grew at a lower rate than net income, primarily due to the acceleration of customer prepayments at TruGreen-ChemLawn into 1997, the full year funding of preseason investments for Barefoot, and the timing of interest payments. Free operating cash flow represents the cash available for enhancing shareholder value (e.g., acquisitions, dividends and share repurchases) after financing the growth of existing business units. The Company's free operating cash flows have consistently exceeded recurring net income as a result of relatively low working capital and fixed asset requirements, combined with the effects of noncash charges for depreciation and amortization.

    In the first year following reincorporation, the Company was able to defer the payment of its federal taxes until March 1999. At that time the Company will pay its 1998 obligation and will begin making estimated payments for its 1999 liability. Reported cash from operations reflects the deferral of this 1998 tax payment which is approximately $83 million. Since the Company is able to defer its 1998 tax payment, the cash flow is fairly comparable to last year when the Company was in partnership form and paid no federal taxes. As a result of the reincorporation, the Company also recognized a step-up in the tax basis of its assets, which is being amortized against taxable income. The step-up resulted in a reduction of the Company's cash tax payments in excess of $25 million per annum for the current year and for the ensuing 14 years.

    Cash and marketable securities totaled approximately $120 million at December 31, 1998. Debt levels decreased, reflecting the use of proceeds from the May 1998 equity offering to pay down debt, as well as strong cash from operations partially offset by acquisitions, capital spending and distributions. The Company is a party to a number of long-term debt agreements which require it to comply with certain financial covenants, including limitations on indebtedness, restricted payments, fixed charge coverage ratios and net worth. The Company is in compliance with the covenants related to these debt agreements. In addition, the Company had $700 million of unused commitment on its revolving bank facility at December 31, 1998. Management believes that funds generated from operations and other existing financial resources will continue to be adequate to satisfy the ongoing operating needs of the Company.

    During the year, the Company filed a Form S-3 registration statement and
21.2 million Company shares were sold at $19.17 per share. This included approximately 11.4 million of newly-issued shares from the Company and 9.8 million shares sold by existing shareholders. The net proceeds to the Company after the underwriting discount and offering expenses were approximately $209 million and were used to reduce outstanding debt under existing bank credit facilities, thereby reducing interest expense and increasing the Company's financial flexibility.

    ServiceMaster also filed a Form S-1 shelf registration statement to issue up to 5.3 million shares of common stock in connection with future unidentified acquisitions. As of December 31, 1998, approximately 3.5 million shares had been issued with 1.8 million shares remaining available for future acquisitions.

    In February 1998, the Company also completed a $300 million senior unsecured dual-tranche debt offering. The offering consisted of $150 million at 7.10 percent due March 1, 2018 and $150 million at 7.25 percent due March 1, 2038. The net proceeds were used to refinance borrowings under bank credit facilities, reducing the Company's exposure to short-term interest rate fluctuations.

    The Company completed a number of acquisitions in 1998, which included primarily lawn care, commercial landscape and pest control companies. Three of the largest transactions were Rescue Industries, Inc., National Britannia and Ruppert Landscape Company. Rescue Industries, Inc., which operates under the trade name Rescue Rooter, was acquired in January 1998 and is one of the largest companies in America specializing in plumbing and drain cleaning services. The October 1998 acquisition of National Britannia, the third largest pest control company in the United Kingdom, further strengthens the company's ability to grow its Terminix business in Europe and continues the strategy of the enterprise to expand internationally. Ruppert Landscape Company was purchased in August 1998 and represents one of the Mid-Atlantic's largest commercial landscape companies.

    In March 1999, the Company is expected to complete the acquisition of LandCare USA, Inc. (LandCare) in a stock-for-stock merger. The acquisition of LandCare, one of the nation's leading commercial landscape companies, will significantly broaden the Company's landscape initiative and will provide TruGreen-ChemLawn the opportunity to fully integrate its traditional fertilizer and weed control services with landscape maintenance and installation.

    Accounts receivable increased, reflecting general business growth and acquisitions. Property and equipment increased primarily due to investments in computer systems and technology upgrades throughout the enterprise as well as general business growth. The Company does not have any material capital commitments at this time. The increase in intangible assets reflects the above mentioned acquisitions as well as various commercial landscape companies and other smaller companies.

    Accounts payable and other accrued liabilities increased due to general business growth and the effects of acquisitions. As previously discussed, there is a significant current liability relating to the income taxes payable on 1998 earnings. Deferred revenues increased primarily as a result of strong growth in warranty contracts written at American Home Shield.

    Total shareholders' equity increased to $956 million in 1998 from $524 million at December 31, 1997, reflecting the May 1998 equity offering, strong growth in earnings and shares issued for acquisitions, partially offset by shareholder distributions. The Company continues to repurchase shares in the open market or in privately negotiated transactions pursuant to the authorization previously granted by the Board of Directors.

    At year end, the aggregate market value of the Company's outstanding shares exceeded $6.5 billion. ServiceMaster shareholders have experienced compounded total returns exceeding 20 percent annually over the last three-, 10- and 20-year periods.

    Cash distributions paid directly to shareholders totaled $96 million, or $.33 per share, a six percent per share increase over the prior year. The total amount of cash distributions, including payments made to the shareholders' trust described below, decreased 52 percent from the prior year, reflecting a substantial reduction in payments to the shareholders' trust, partially offset by the six percent increase in direct shareholder distributions.

    The shareholders' trust was established for the benefit of Partnership shareholders. Each year, the trust was allocated a portion of the Partnership's taxable income and received cash payments in amounts sufficient to pay its income tax obligations resulting from this income allocation. Cash distributions made to the trust in 1997 totaled $65 million. The trust was terminated upon reincorporation and had no residual resources. In 1998, it received approximately $20 million in tax refunds relating to its final 1997 tax return.

    Several years ago, the Company adopted a pattern of annual increases in dividends to shareholders for the remaining term of the Partnership. In corporate form, the Company has increased, and expects to continue to increase, its dividend payment each year. The timing and amount of future dividend increases will be at the discretion of the Board of Directors and will depend on, among other things, the Company's corporate finance objectives and cash requirements. The Company has announced its intended cash dividends for 1999 of $.36 per share.

    Earnings before interest, taxes, depreciation and amortization (EBITDA) is a commonly-used supplemental measurement of a company's ability to generate cash flow and is used by many of the Company's investors and lenders. Management believes that EBITDA is another measure which demonstrates the exceptional cash-generating abilities of the Company's businesses. EBITDA in 1998 of $516 million has grown 16 percent, comparable to the growth in net income. EBITDA should not be considered an alternative to net income in measuring the Company's performance, or be used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions or other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows.

                                   BUSINESS



THE COMPANY; PRINCIPAL BUSINESS GROUPS

     ServiceMaster is a holding company whose shares of common stock are traded on the NYSE. Through its subsidiaries, the Company is engaged in providing a variety of specialty services to homeowners and commercial facilities and supportive management services in several markets, including the healthcare market, the education market and certain segments of the business and industry market.

     The  Company  is  organized into  two principal operating  groups:
ServiceMaster Consumer Services and ServiceMaster Management Services. The Company also has a third operating group: ServiceMaster Employer Services.
Each of these operating groups is headed by a limited partnership or a corporation which has its own group of operating subsidiaries. The parent companies for the principal operating groups are ServiceMaster Consumer Services Limited Partnership, which was formed in the summer of 1990, and ServiceMaster Management Services Limited Partnership, which was formed in December 1991. The parent companies for the principal operating groups are wholly owned by the Company. All subsidiaries of the operating group parent companies are wholly owned, except for Rescue Rooter L.L.C., a subsidiary of ServiceMaster Consumer Services in which senior Rescue Rooter management have acquired equity interests of not more than 10 percent in total and which are subject to certain put and call rights.

TRADEMARKS AND SERVICE MARKS; FRANCHISES

     The Company's trademarks and service marks are important for all elements of the Company's business, although such marks are particularly important in the advertising and franchising activities conducted by the operating subsidiaries of ServiceMaster Consumer Services L.P. Such marks are registered and are renewed at each registration expiration date.

     Within ServiceMaster Consumer Services, franchises are important for the TruGreen-ChemLawn, Terminix, ServiceMaster Residential/Commercial, Merry Maids, AmeriSpec and Furniture Medic businesses. Nevertheless, revenues and profits derived from franchise-related activities constitute less than 10% of the revenue and profits of the consolidated ServiceMaster enterprise. Franchise agreements made in the course of these businesses are generally for a term of five years. ServiceMaster's renewal history is that most of the franchise agreements which expire in any given year are renewed.

SERVICEMASTER CONSUMER SERVICES

     ServiceMaster  Consumer Services provides  specialty services to homeowners
and commercial facilities   through eight companies:  TruGreen L.P. ("TruGreen-
ChemLawn"); The Terminix International Company L.P. ("Terminix"); ServiceMaster Residential/Commercial Services L.P. ("Res/Com"); Merry Maids L.P. ("Merry Maids"); American Home Shield Corporation ("American Home Shield" or "AHS"); AmeriSpec, Inc. ("AmeriSpec"); Furniture Medic L.P. ("Furniture Medic"); and Rescue Rooter L.L.C. ("Rescue Rooter"). Rescue Rooter was acquired by ServiceMaster Consumer Services on January 1, 1998. The services provided by these companies include: lawn care, tree and shrub services, landscaping and indoor plant maintenance services under the "TruGreen", "ChemLawn" and "Barefoot" service marks; termite and pest control services under the "Terminix" service mark; residential and commercial cleaning and disaster restoration services under the "ServiceMaster" service mark; domestic housekeeping services under the "Merry Maids" service mark; home systems and appliance warranty contracts under the "American Home Shield" service mark; home inspection services under the "AmeriSpec" service mark; on-site furniture repair and restoration under the "Furniture Medic" service mark; and plumbing and drain cleaning services under the "Rescue Rooter" service mark.

     The services provided by the eight Consumer Services companies are part of the ServiceMaster "Quality Service Network" and are accessed by calling a single toll-free telephone number: 1-800-WE SERVE. ServiceMaster focuses on establishing relationships to provide one or more of these services on a repetitive basis to customers. Since 1986, the number of customers served by ServiceMaster Consumer Services has increased from fewer than one million domestic customers to more than 10.5 million worldwide customers.

     Oversight responsibility for the ServiceMaster Consumer Services businesses which are conducted in foreign markets is in the appropriate subsidiary of ServiceMaster Consumer Services L.P.

     TruGreen-ChemLawn. TruGreen-ChemLawn is a wholly-owned subsidiary of ServiceMaster Consumer Services L.P. As of December 31, 1998, TruGreen-ChemLawn had 289 company-owned branches and 103 franchised branches. With over 3 million residential and commercial customers, TruGreen-ChemLawn is the leading provider of lawn care services in the United States and a leading provider of commercial landscaping services. TruGreen-ChemLawn provides lawn, tree and shrub care services in Egypt, Japan, Saudi Arabia, and Turkey through licensing arrangements and in Canada through a subsidiary. TruGreen-ChemLawn also provides interior plantscape services to commercial customers. The TruGreen-ChemLawn businesses are seasonal in nature. On March 18, 1999, ServiceMaster completed the acquisition of LandCare USA, Inc., a leading provider of commercial landscaping services and tree services (including line clearing and tree care). ServiceMaster thereafter combined the LandCare USA business with the commercial landscaping business of TruGreen-ChemLawn.

     Terminix. Terminix is a wholly-owned subsidiary of ServiceMaster Consumer Services L.P. With over 2.5 million residential and commercial customers, Terminix, through its company-owned branches and through franchisees, is the leading provider of termite and pest control services in the United States. As of December 31, 1998, Terminix was providing these services through 256 company-owned branches in 40 states and through 240 franchised branches in 28 states. Terminix also manages the following European pest control companies, all of which are subsidiaries of TMX-Europe B.V., a wholly-owned subsidiary of the Company: Terminix Peter Cox Ltd., a leading pest control and wood preservation company in the United Kingdom and Ireland; Terminix Protekta B.V. and Riwa B.V., each a leading pest control company in the Netherlands and Belgium; Anticimex Development A.B., a holding company for the leading pest control company in Sweden and which also operates in Norway; and the Stenglein Group, a group of pest control companies in Germany. Terminix also provides termite and pest control services through licensing arrangements with local service providers in twenty-seven other countries and through subsidiaries in eight other countries. The Terminix business is seasonal in nature.

     Res/Com. Res/Com is a wholly-owned subsidiary of ServiceMaster Consumer Services L.P. ServiceMaster, through Res/Com, is the leading franchisor in the United States in the residential and commercial cleaning field. Res/Com provides carpet and upholstery cleaning and janitorial services, disaster restoration services and window cleaning services. As of December 31, 1998, these services were provided to approximately 1.7 million residential and commercial customers worldwide through a network of over 4,420 independent franchisees. Res/Com provides its services through subsidiaries in Canada, Germany, Ireland and the United Kingdom, and through licensing arrangements with local service providers in 17 other countries.

     Merry Maids. Merry Maids is a wholly-owned subsidiary of ServiceMaster Consumer Services L. P. Merry Maids is the organization through which ServiceMaster provides domestic house cleaning services. With approximately 345,000 worldwide customers, Merry Maids is the leading provider of domestic house cleaning services in the United States. As of December 31, 1998, these services were provided through 27 company-owned branches in 19 states and through 829 licensees operating in all 50 states. Merry Maids also provides domestic house cleaning services through subsidiaries in Canada and the United Kingdom and through licensing arrangements with local service providers in eight other countries.

     American Home Shield. AHS is a wholly-owned subsidiary of ServiceMaster Consumer Services L.P. AHS is a leading provider of home systems and appliance warranty contracts ("warranty contracts") in the United States, providing homeowners with contracts covering the repair or replacement of built-in appliances, hot water heaters and electrical, plumbing, central heating and central air conditioning systems which malfunction by reason of normal wear and tear. Warranty contracts are sold through participating real estate brokerage offices in conjunction with resales of single-family residences to homeowners. AHS also sells warranty contracts directly to non-moving homeowners by renewing existing contracts and through various other distribution channels which are currently being expanded. As of

December 31, 1998, AHS warranty contracts provided for services to approximately 700,000 homes through approximately 12,250 independent repair maintenance contractors in 50 states and the District of Columbia, with operations in California, Texas and Arizona accounting for 32%, 26% and 8%, respectively, of gross contracts written by AHS. AHS also provides home service warranty contracts through licensing arrangements with local service providers in three other countries.

     AmeriSpec. AmeriSpec is a wholly-owned subsidiary of AHS. AmeriSpec is a leading provider of home inspection services in the United States. During 1998, AmeriSpec conducted approximately 135,000 home inspections in 45 states and Canada, with operations in California, New York and Illinois accounting for 27%, 5% and 4%, respectively, of the gross number of inspections conducted through AmeriSpec.

     Furniture Medic. Furniture Medic is a wholly-owned subsidiary of ServiceMaster Consumer Services L.P. Furniture Medic provides on-site furniture repair and restoration services in 46 states. As of December 31, 1998, these services were provided through 581 licensees. Furniture Medic also provides its services through subsidiaries in Canada and the United Kingdom and through licensing arrangements with local service providers in two other countries.

     Rescue Rooter. Rescue Rooter is a subsidiary of ServiceMaster Consumer Services L.P. Rescue Rooter acquired the business and assets of Rescue Industries, Inc. on January 1, 1998. Rescue Rooter provides plumbing and drain cleaning services, and heating and air conditioning services, in 12 states through 25 company-owned branches and one franchise location. In 1998, Rescue Rooter performed services for approximately 410,000 customers. As of March 1, 1999 certain key employees of Rescue Rooter had purchased an aggregate 8.35% equity interest in Rescue Rooter pursuant to a management equity plan. Such interest is subject to reciprocal put and call rights which will become exercisable on January 1, 2003 and which will be consummated on the basis of the then fair market value of the interest.

SERVICEMASTER MANAGEMENT SERVICES

     ServiceMaster pioneered the providing of supportive management services to health care facilities by instituting housekeeping management services in 1962. Since then, ServiceMaster has expanded its management services business such that it now provides a variety of supportive management services to health care, education and business and industrial customers (including the management of housekeeping, plant operations and maintenance, laundry and linen, grounds and landscaping, clinical equipment maintenance, food service, energy management, and total facility management). ServiceMaster's general programs and systems free the customer to focus on its core business activity with confidence that the support services are being managed and performed in an efficient manner.

     ServiceMaster Management Services L.P. is organized into three divisions, each of which provides service on a nationwide basis within its market. These markets are: Healthcare Management Services; Education Management Services; and Business & Industry Management Services. The responsibility for overseeing the Management Services businesses which are conducted in foreign markets lies with ServiceMaster Management Services L.P.

     As of December 31, 1998, ServiceMaster was providing supportive management services to approximately 1,602 health care customers and to approximately 498 educational and commercial customers. These services were being provided in all 50 states and the District of Columbia. Outside of the United States, ServiceMaster was providing management services through subsidiaries in Canada and Japan, through an affiliated company in Mexico, and through licensing arrangements with local service providers in twenty-five other countries.

     ServiceMaster Healthcare Management Services. The Healthcare division of ServiceMaster Management Services L.P. is a leading provider to the health care market of supportive management services, including the management of housekeeping, plant operations and maintenance, laundry and linen, grounds and landscaping, clinical equipment maintenance, food services and total facility management. As of December 31, 1998, the Healthcare division was serving in approximately 1,846 healthcare facilities. Although the healthcare market has undergone significant consolidation in recent years, ServiceMaster believes that there continues to be potential for expansion in the healthcare market due to the trend of healthcare facilities to outsource more of their service requirements.

     ServiceMaster Education Management Services. The Education division of ServiceMaster Management Services L.P. is a leading provider to the education market of maintenance, custodial and grounds services. The facilities which comprise the education market include primary schools, secondary schools and school districts, private specialty schools and colleges and universities. As of December 31, 1998, ServiceMaster was serving 281 educational customers. ServiceMaster believes there is potential for expansion in the education market due to its current relatively low penetration of that market and the trend of educational facilities to consider outsourcing more of their service requirements. However, a majority of the educational facilities continue to assume direct responsibility for managing their support functions.

     ServiceMaster Business & Industry Management Services. The Business & Industry division of ServiceMaster Management Services L.P. is a leading provider of plant operations and maintenance, custodial and grounds management services to business and industrial customers in selected markets. Such markets include the food processing, transportation, healthcare products and automotive markets. ServiceMaster believes that there is potential for expansion in these business and industrial markets due to ServiceMaster's current low penetration of those markets, the trend of businesses to consider outsourcing more of their service requirements and the trend of governmental units to privatize parts of their operations. As of December 31, 1998, ServiceMaster was serving approximately 217 business or industrial customers.

     The Business and Industry division includes Premier Manufacturing Support Services Limited Partnership. Premier is a leading provider of facility management services in the automotive industry, specializing in paint booth cleaning services. As of December 31, 1998, Premier was serving 77 customer locations in ten countries.

OTHER BUSINESSES

     ServiceMaster Diversified Health Services. In 1998, ServiceMaster Diversified Health Services ("DHS") provided management services to freestanding, hospital-based and government-owned nursing homes, skilled nursing facilities, and assisted living facilities; design, development, refurbishing and construction consulting services to long-term care facilities; rehabilitation services; the sale of various medical produces and supplies; and pharmacy management.

     ServiceMaster Home Health Care. During the year 1998, ServiceMaster Home Health Care Services Inc., a wholly owned subsidiary of the Company, provided management services to hospital-based home health care agencies (as well as the direct operation of freestanding home health care agencies). On January 4, 1999, the Company announced the completion of its strategic review of its home health care business and the decision to sell its direct operations of home health care agencies and certain support operations and to discontinue its outsource and operation of home health care agencies. ServiceMaster Home Health Care Services will continue to provide consulting services to hospitals and other providers of home health care.

     ServiceMaster Employer Services. ServiceMaster Employer Services is one of the nation's larger professional employer organizations. It provides more than 950 clients with administrative processing of payroll, workers compensation insurance, health insurance, unemployment insurance and other employee benefits.

     Energy Management. During the year 1998, the Company provided energy management services through Energy Management Services, a division of ServiceMaster Management Services L.P. On January 4, 1999, the Company announced the formation of a strategic venture with Texas Utilities Company for the ownership and operation of the energy management business. The new venture acquired all the assets of ServiceMaster Energy Management and is owned 85% by Texas Utilities Company and 15% by the Company.

     International Operations. Consumer services and supportive management services in international markets are provided through licensing arrangements and ownership of foreign operating companies acquired by ServiceMaster. Except as noted below, these activities in Europe, Latin America and the Middle East are administered as part of the operations of ServiceMaster Management Services L.P. and ServiceMaster Consumer Services L.P., respectively. Operating arrangements and market expansion efforts in the Pacific Rim are administered by the parent company.

OTHER ACTIVITIES

     Supporting Departments. The Company has various departments responsible for technical, engineering, management information, planning and market services, and product and process development activities. Various administrative support departments provide personnel, public relations, administrative, education, accounting, financial and legal services.

     Manufacturing Division. ServiceMaster has a manufacturing division which formulates, combines and distributes supplies, products and equipment that are used internally in providing management services to customers and which are sold to licensees for use in the operation of their businesses. ServiceMaster has a small share of the market for the manufacture and distribution of cleaning equipment, chemicals and supplies.

     Venture Fund. ServiceMaster Venture Fund L.L.C., a subsidiary of the parent company (the "Venture Fund"), invests in emerging growth companies which show an ability to provide innovative service technologies to ServiceMaster's current and new customers. The Venture Fund is managed so as not to be intrusive to the ongoing operations of the Company's operating units.

INDUSTRY POSITION, COMPETITION AND CUSTOMERS

     The following information is based solely upon estimates made by the management of ServiceMaster and cannot be verified. In considering ServiceMaster's industry and competitive positions, it should be recognized that ServiceMaster competes with many other companies in the sale of its services, franchises and products and that some of these competitors are larger or have greater financial and marketing strength than ServiceMaster.

     The principal methods of competition employed by ServiceMaster in the Consumer Services business are name recognition, assurance of customer satisfaction and a history of providing quality services to homeowners. The principal methods of competition employed by ServiceMaster in each of the operating units in the Management Services business are price, quality of service and experience in providing management services. The principal methods of competition employed by ServiceMaster in the Employer Services business are name recognition, assurance of customer satisfaction and financial strength.

Consumer Services

     Subsidiaries of Consumer Services provide a variety of residential and commercial services under their respective names on the basis of their and ServiceMaster's reputation, the strength of their service marks, their size and financial capability, and their training and technical support services. The markets served by Terminix and TruGreen-ChemLawn are seasonal in nature.

     Lawn Care Services. TruGreen-ChemLawn, both directly and through franchisees, provides lawn care services to residential and commercial customers. Competition within the lawn care market is strong, coming mainly from regional and local, independently-owned firms and from homeowners who elect to care for their lawns through their own personal efforts. TruGreen-ChemLawn is the leading national lawn care company within this market. TruGreen-ChemLawn also provides indoor plant maintenance to commercial customers.

     Lawn care services are regulated by law in most of the states in which TruGreen-ChemLawn provides such services. These laws require licensing which is conditional on a showing of technical competence and adequate bonding and insurance. The lawn care industry is regulated at the federal level under the Federal Insecticide, Fungicide and Rodenticide Act, and lawn care companies (such as TruGreen-ChemLawn) which apply herbicides and pesticides are regulated under the Federal Environmental Pesticide Control Act of 1972. Such laws, together with a variety of state and local laws and regulations, may limit or prohibit the use of certain herbicides and pesticides, and such restrictions may adversely affect the business of TruGreen-ChemLawn.

     Landscaping and Tree Services. TruGreen-ChemLawn provides landscaping and tree services to commercial customers. (See page 22 for a discussion of the acquisition of LandCare USA, Inc.). The landscape and tree services industry is highly competitive. Most of TruGreen-ChemLawn's landscape services competitors are small, owner-operated companies operating in a limited geographic market but there are a few large companies operating in multiple markets. Competition in the line clearing market is characterized by a small number of large companies. The commercial tree services market is characterized by a large group of small competitors, most of which are owner-operated businesses operating in limited geographic areas and a few larger companies operating in one or more regions.

     Termite and Pest Control Services. The market for termite and pest control services to commercial and residential customers includes many competitors. Terminix is the leading national termite and pest control company within this market. Competition within the termite and pest control market is strong, coming mainly from regional and local, independently-owned firms throughout the United States and from one other large company which operates on a national basis.

     Termite and pest control services are regulated by law in most of the states in which Terminix provides such services. These laws require licensing which is conditional on a showing of technical competence and adequate bonding and insurance. The extermination industry is regulated at the federal level under the Federal Insecticide, Fungicide and Rodenticide Act, and pesticide applicators (such as Terminix) are regulated under the Federal Environmental Pesticide Control Act of 1972. Such laws, together with a variety of state and local laws and regulations, may limit or prohibit the use of certain pesticides, and such restrictions may adversely affect the business of Terminix.

     House Cleaning Services. The market for domestic house cleaning services is highly competitive. In urban areas the market involves numerous local companies and a few national companies. ServiceMaster believes that its share of the total potential market for such services is small and that there is significant potential for further expansion of its housecleaning business through continued internal expansion and greater penetration of the housecleaning market. Through its company-owned branches and its franchisees, ServiceMaster has a small share of the market for the cleaning of residential and commercial buildings.

     Home Systems and Appliance Warranty Contracts. The market for home systems and appliance warranty contracts is relatively new. ServiceMaster believes that AHS maintains a favorable position in its industry due to the system developed and used by AHS for accepting, dispatching and fulfilling service calls from homeowners through a nationwide network of independent contractors. AHS also has a computerized information system developed and owned by AHS, and an electronic digital voice communication system through which AHS handled more than 4.9 million calls in 1998.

     Home Inspection Services. AmeriSpec is a leading provider of home inspection services in the United States. Competition within this market is strong, coming mainly from regional and local, independently-owned firms.

     Furniture Repair Services. The market for on-site furniture repair services is relatively new. ServiceMaster believes that Furniture Medic maintains a favorable position in its industry due to its patented environmentally sensitive procedure for repairing furniture in the customer's home.

     Plumbing and Drain Cleaning Services. The market for plumbing and drain cleaning services is highly competitive in both the residential and commercial sectors. Rescue Rooter believes that its share of the total potential market for such services is small and that there is significant potential for future expansion and penetration. Plumbing is regulated by most states in which Rescue Rooter provides such services. The level of licensing varies from state to state. There are no state or federal guidelines regulating drain cleaning services.

Management Services

     Health Care. Within the market consisting of general health care facilities having 50 or more beds, ServiceMaster is the leading supplier of plant operations and maintenance, housekeeping, clinical equipment maintenance, and laundry and linen management services. As of December 31, 1998, ServiceMaster was serving approximately 1,602 customers and managing approximately 1,846 health care facilities. The majority of health care facilities within this market not currently served by ServiceMaster assume direct responsibility for managing their own non-medical support functions.

     ServiceMaster believes that its management services for health care facilities may expand by the addition of facilities not presently served, by initiating additional services at facilities which use only a portion of the services now offered, by the development of new services and by growth in the size of facilities served. At the same time, industry consolidation, changes in use and methods of health care delivery and payment for services (including in particular changes in Medicare reimbursement regulations) continue to affect the health care environment.

     Education. ServiceMaster is a leading provider to the education market of maintenance, custodial and grounds services. The facilities which comprise the education market served by ServiceMaster include primary schools, secondary schools and school districts, private specialty schools and colleges and universities. As of December 31, 1998, ServiceMaster was serving approximately 281 customers and managing approximately 5,700 facilities. ServiceMaster believes there is potential for expansion in the education market due to its current relatively low penetration of that market and the trend of educational facilities to consider outsourcing more of their service requirements. However, a majority of the educational facilities continue to assume direct responsibility for managing their support functions.

     Business and Industry. ServiceMaster is a leading provider of plant operations and maintenance, custodial and grounds management services to business and industrial customers in selected markets. ServiceMaster believes that there is potential for expansion in those business and industrial markets which ServiceMaster has elected to emphasize due to ServiceMaster's low current penetration of those markets, the trend of businesses to consider outsourcing more of their service requirements and the trend of governmental units to privatize parts of their operations. The emphasized markets include the food processing, transportation, healthcare products, and automotive markets. As of December 31, 1998, ServiceMaster was serving approximately 217 customers and managing approximately 817 business or industrial facilities.

MAJOR CUSTOMERS

     ServiceMaster has no single customer which accounts for more than 10% of its total revenues. No part of the Company's business is dependent on a single customer or a few customers, the loss of which would have a material adverse effect on the Company as a whole. Revenues from governmental sources are not material.

EMPLOYEES

     On December 31, 1998, ServiceMaster had a total of approximately 51,740 employees.

     ServiceMaster provides its employees with annual vacation, medical, hospital and life insurance benefits and the right to participate in additional benefit plans.

YEAR 2000 COMPUTER PROGRAM COMPLIANCE

     Year 2000 Compliance. Certain computer programs use two digits rather than four to define the applicable year and consequently may not function properly beyond the year 1999 unless they are remediated. In addition, some computer programs are unable to recognize the year 2000 as a leap year. These problems may also exist in chips embedded in various types of equipment. The Company has long been aware of this Year 2000 (Y2K) problem. The Company is dealing with the Y2K problem in part through system upgrades, which were planned to occur in the normal course of business. In other cases, the Company has put programs into place which the Company believes will result in the completion of necessary remediation efforts prior to the year 2000.

     State of Readiness. The Company has initiated a program (the "Y2K program") to address Y2K issues as they affect the Company's information technology (IT) systems, electronic data interfaces and its non-IT hardware. The Y2K program was set up to use the following steps as appropriate: inventory
- assessment - planning - renovation - testing - implementation. In addition, the program calls for inquiries of the Company's major suppliers of goods and services to determine their Y2K status and a review of the Company's relationships with its customers to determine if the Company has any responsibility for the status of the customers' IT and/or non-IT systems and hardware.

     In 1998, the Company began to monitor its progress on the Y2K program on a consolidated basis and completed an inventory which covered both IT and non-IT items for all operating companies and administrative units within the ServiceMaster enterprise. All items in the inventory were placed in one of four categories: mission critical, critical, important and ordinary within the context of the operating company or administrative unit involved. (A "mission critical" or "critical" designation for an item within an operating company or administrative unit does not necessarily hold the same level of criticality from the perspective of the entire ServiceMaster enterprise).

     Remediation plans have been developed for the mission critical and critical matters, with milestones established for each plan which enable management to measure the progress made in respect of a plan against the work schedule established for that plan. Although these plans encompass many separately identifiable items, from a ServiceMaster enterprise standpoint, there are nine projects (the "Key Projects") which management has identified as either mission critical or critical and which will require a measurable amount of attention to remediate. Although all of the Key Projects are scheduled for completion before the end of the year 1999, most of the Key Projects are scheduled for completion by June 30, 1999. As of February 28, 1999, work on each of the Key Projects was on schedule and the Company believes that all Key Projects will be completed in accordance with their scheduled completion dates.

     The Company has utilized the services of an outside consultant for the Y2K program to help identify Y2K issues and to develop a system to closely monitor remediation work. In early 1998, the Company established a Y2K committee in the parent unit with responsibility for monitoring the Y2K program in each of the Company's operating units and for providing status reports to the Board of Directors.

     Year 2000 Costs. Several of the Key Projects are upgrades of systems which the Company would have undertaken irrespective of the Y2K problem. In some cases, including a new accounting and financial reporting system for the parent company and its Management Services subsidiary, work on these systems has been accelerated in view of Y2K issues. Other upgrades or new systems were already scheduled for completion prior to the year 2000, such as a new support system for the Company's American Home Shield subsidiary and a new accounting and billing system for the recently developed commercial landscape business within the Company's TruGreen-ChemLawn subsidiary. References to "Year 2000 costs" in this report do not include the costs of projects for which no acceleration is occurring due to Y2K issues.

     The Company's Year 2000 costs to date are not material to the Company's results of operations or financial position and the Company does not expect its future Year 2000 costs to be material to the Company's results of operations or financial position. All Year 2000 costs (as well as the costs of installing the system upgrades referred to above) have been, and are expected to continue to be, funded with cash from operations.

     Year 2000 Risks. The Company believes that its greatest Year 2000 compliance risk, in terms of magnitude of risk, is that key third party suppliers of goods or services may fail to complete their own remediation efforts in a timely manner and thereby provoke an interruption in the ability of one or more of the operating segments of the Company to provide uninterrupted services to their customers. Utility services (electrical, water and gas), telephone service, banking services and, to a much lesser degree, the delivery of chemical products are the critical items in this regard. Based on the Company's inquiries to its providers of goods and services and on the basis of the Company's general knowledge of the state of readiness of the utility companies and banks with which it does business, the Company does not expect to suffer any material interruption in the services on which the Company depends.

     The Company has reviewed its agreements with its customers, including particularly the customers of its Management Services units for whom such units provide facility management services. The Company is satisfied that it is not responsible, contractually or otherwise, for the Y2K readiness of the customer's IT and non-IT systems and hardware, and the Company is in the process of notifying all of its customers to this effect where, in the Company's judgment, the nature of the customers' business or facility warranted such notices.

     Where the Company uses its own software in the course of providing management services, the Company is responsible to make such software Y2K ready. The Company is confident that such software is already, or soon will be, Y2K ready. For those units of the Company which sell franchises and which provide software to the franchisees, such software is already, or soon will be, fully Y2K ready or, alternatively, provision has been made for making available to franchisees software from third-party developers from whom appropriate Y2K compliance assurances have been or will be received.

     Contingency Plans. At this time, the Company fully expects all of its internal key IT and non-IT systems to be Y2K ready well in advance of the end of the year 1999. If it appears that timely delivery of any Key Projects becomes questionable, the Company will immediately develop appropriate contingency plans.

     The Company presently expects that its significant providers of goods and services are or will be Y2K ready by the end of the year 1999. The Company will continue to make inquires of its key suppliers for the purpose of testing this expectation. Insofar as the Company is exposed to risks originating in Y2K problems at key suppliers, the Company will utilize short-term solutions, but no practical long-term contingency plans for these external Y2K problems are possible.

     Although the Company believes that critical remediation efforts will be completed prior to the Year 2000, the untimely completion of these efforts could, in certain circumstances, have a material adverse effect on the operations of the Company.

     Definition. As used in this Year 2000 statement, the term "year 2000 ready" or "Y2K ready" when used with reference to a item of software or equipment means the capability of the software or equipment to process correctly (including calculating, comparing, sequencing, displaying, or storing), transmit, or receive date data from, into, and between the 20th and 21st centuries, and during the years 1999 and 2000, and to make leap year calculations, provided that all products used with the software or equipment properly exchange accurate date data with it.

PROPERTIES

     The headquarters facility of ServiceMaster, which also serves as headquarters for ServiceMaster Management Services, is owned by The ServiceMaster Company and is located on a ten-acre tract at One ServiceMaster Way, Downers Grove, Illinois. The initial structure was built in 1963, and two additions were completed in 1968 and 1976. In early 1988, ServiceMaster completed construction of a two-story 15,000 square foot addition for office space, food service demonstrations and dining facilities. The building contains approximately 118,900 square feet of air conditioned office space and 2,100 square feet of laboratory space. In the Spring of 1992, ServiceMaster completed the conversion of approximately 30,000 square feet of space formerly used as a warehouse to offices for Management Services and for The Kenneth and Norma Wessner Training Center.

     ServiceMaster owns a seven-acre, improved tract at 2500 Warrenville Road, Downers Grove, Illinois, which is adjacent to its headquarters facility. In 1993, ServiceMaster substantially remodeled the building and thereafter leased approximately half the space (50,000 square feet) to a commercial tenant. The balance of the space is utilized by ServiceMaster personnel.

     ServiceMaster owns a 50,000 square foot facility near Aurora, Illinois which is used by ServiceMaster as a warehouse/distribution center. Ownership of this facility was acquired on February 11, 1999 by a deed in lieu of foreclosure from the company with whom ServiceMaster had, on August 2, 1989, entered into a sale/leaseback arrangement.

     ServiceMaster believes that the facilities described in the preceding three paragraphs will satisfy the Company's needs for administrative and warehouse space in the Chicago area for the immediate future.

     ServiceMaster owns four properties in Cairo, Illinois, consisting of a 36,000 square foot, three-story building used for manufacturing and warehousing equipment, supplies and products used in the business; a warehouse and package facility comprising 30,000 square feet; a three-story warehouse and manufacturing building consisting of 43,000 square feet; and a 2,500 square foot building used for a machine shop. ServiceMaster also leases two warehouse properties, one 14,000 square feet and the other 6,000 square feet, in Cairo, Illinois. Management believes that the foregoing manufacturing and warehouse facilities are adequate to support the current needs of ServiceMaster.

     The headquarters for ServiceMaster Consumer Services L.P. are located in leased premises at 860 Ridge Lake Boulevard, Memphis, Tennessee. The 860 Ridge Lake Boulevard facility also serves as the headquarters for TruGreen-ChemLawn, Terminix, Res/Com, Merry Maids, American Home Shield, AmeriSpec, Furniture Medic and Rescue Rooter.

     A new call center is located in leased premises at 6399 Shelby View Drive, Memphis, Tennessee. The center contains approximately 60,000 square feet of air conditioned office space from which telephone sales, scheduling services, and other business functions are conducted.

     TruGreen-ChemLawn owns 8 buildings which are used as branch sites for lawn care services. These facilities are located in Colorado (1), Florida (1), Georgia (1), Michigan (1), Ohio (2), and Texas (2). TruGreen-ChemLawn also leases 337 facilities used as branch sites.

     Terminix owns 22 buildings which are used as branch sites for termite and pest control services. These properties are all one-story buildings that contain both office and storage space. These properties are located in California (3), Florida (10), Georgia (1), Illinois (1), New Jersey (2), Tennessee (1), and Texas (4).

     American Home Shield has retained some leased space in the building at 90 South E Street, Santa Rosa, California, for administrative and sales operations. Certain of American Home Shield's service and data processing departments are located in premises owned by the company in Carroll, Iowa. This facility consists of a 43,000 square foot building on a seven-acre site.

     American Home Shield owns approximately 17 acres of land in Santa Rosa, California of which 11.2 acres are under contracts for sales to occur in the second quarter of 1999. This land is held for investment purposes and has been and will continue to be offered for sale, with the timing of sales being affected by, among other things, market demand, zoning regulations, and the availability of financing to purchasers.

     Rescue Rooter owns three buildings and leases 23 facilities which are used for branch operations to provide plumbing and drain cleaning services, and heating and air conditioning services. The owned facilities are located, respectively, in Phoenix, Arizona; Round Lake, Illinois; and St. Louis, Missouri. The leased facilities are located in California (11), Colorado (1), Indiana (2), Ohio (1), Oregon (1), Tennessee (1), Texas (4), Utah (1), and Washington (1).

     The headquarters for Diversified Health Services are located in a leased facility at 3839 Forest Hill-Irene Road, Memphis, Tennessee. DHS leases other administrative facilities in St. Augustine, Florida; Minneapolis, Minnesota; Plymouth Meeting, Pennsylvania; Memphis, Tennessee; and Irving, Texas. As of March 1, 1999, through a joint venture and subsidiaries, DHS had an ownership interest in four nursing home facilities and DHS leased several nursing home and assisted living facilities. These facilities are located in Alabama, Connecticut, Florida, Michigan, Tennessee, and Texas.

     The headquarters for ServiceMaster Employer Services ("SES") and Certified Systems, Inc., the principal subsidiary of SES, are located at 3218 Highway 67, Mesquite, Texas. SES leases other administrative facilities in Little Rock, Arkansas, and Memphis, Tennessee.

LEGAL PROCEEDINGS

     In the ordinary course of conducting its business activities, ServiceMaster becomes involved in judicial and administrative proceedings which involve both private and governmental authorities. As of March 1, 1999, these proceedings included a number of general liability actions and employment-related proceedings which were ordinary routine litigation incidental to the Company's business.

     American Home Shield Class Action. A lawsuit was instituted in November 1997 and is currently pending in the District Court of Harris County, Texas against ServiceMaster, ServiceMaster's American Home Shield subsidiary ("AHS") and AHS' Texas subsidiary ("AHS-Texas") in which three plaintiffs, Brian Carmichael, Penny Carmichael and Tanja Kortz, claim that AHS-Texas violated certain provisions of two Texas consumer protection statues in the course of soliciting new and renewal service contracts. (A second lawsuit of a similar nature was filed in the same court by Edward Thorne III. This case has been abated pending disposition of the certification issue described below.) The plaintiffs have requested the court to permit the lawsuit to be maintained as a class action on behalf of all customers who purchased service contracts since late 1993. Theoretically, this would place some 300,000 contracts in issue. The plaintiffs have further claimed that the number of contracts in issue times a statutory penalty of $1,000 per contract represents the measure of damages. ServiceMaster believes that AHS-Texas accurately represented the coverage provided in its service agreements and that the changes in the wording of its renewal contacts were routine updates or clarifications. In this regard, it is noteworthy that most of the AHS-Texas contract forms were reviewed and approved by the Texas Real Estate commission before the forms were distributed. In any and all events, no material actual damages have been suffered by anyone in this matter. Furthermore, ServiceMaster believes that the lawsuit cannot be sustained as a class action and the statutes in question were not intended to be applied in the manner advanced by the plaintiffs (and in fact cannot be so applied under the federal constitution). Accordingly, ServiceMaster believes that the ultimate outcome of these cases will not be material to ServiceMaster's financial condition or results of operations

                                  MANAGEMENT


DIRECTORS OF SERVICEMASTER

     The Board of Directors of the Company consists of 17 persons. Pursuant to the Company's Certificate of Incorporation and the Company's Bylaws, the Board is divided into 3 classes with staggered terms of 3 years each so that the term of office of one class expires at each Annual Meeting of the Stockholders. Each class is identified by the year in which its terms of office expires. The classes of directors as of the date of this Prospectus are: the Class of 1999, consisting of 6 persons; the Class of 2000, consisting of 6 persons and the Class of 2001, consisting of 5 persons. Information regarding each of the directors is set forth below. The descriptions of the business experience of these persons include the principal positions held by them from July 1993 to the date of this Prospectus. The period of service as a director includes service as a director with the Company's predecessor.

     Class of 1999

     Paul W. Berezny. President. Berezny Investments, Inc., a real estate and development company. He is a member of the Audit Committee. Age 64. Director since 1995.

     Henry O. Boswell. Retired President of Amoco Production Company and Chairman of the Board of Amoco Canada. Mr. Boswell is a director of Rowan Companies, Inc., Houston, Texas, an offshore oil drilling company; and Cabot Oil & Gas Corporation, Houston, Texas, an oil and gas production company. He is a member of the Executive Committee, the Compensation Committee (of which he is the chairman), the Nominating Committee, the Employee Benefit Plan Oversight Committee, and the Finance Committee. Age 69. Director since 1985.

     Carlos H. Cantu. President and Chief Executive Officer of the Company since January 1, 1994. From May 1991 to December 31, 1993, Mr. Cantu was President and Chief Executive Officer of ServiceMaster Consumer Services L.P. Mr. Cantu is a director of First Tennessee National Corporation, Memphis, Tennessee, a financial institution, and of Unicom Corporation, Chicago, Illinois, the parent company of Commonwealth Edison, an electric utility company. He is a member of the Executive Committee, the Nominating Committee, the Finance Committee, and the Employee Benefit Plan Oversight Committee. Age 65. Director since 1988.

     Vincent C. Nelson. Business investor. Mr. Nelson is a member of the Executive Committee, the Nominating Committee (of which he is the chairman), and the Audit Committee. Age 57. Director since 1978.

     Steven S Reinemund. Chairman and Chief Executive Officer of the Frito-Lay Company, the packaged foods division of PepsiCo, Inc. From 1992 to March 1996, he served as President and Chief Executive Officer of the North American division of Frito-Lay. Mr. Reinemund is a director of PepsiCo, Inc., Purchase, New York, a food and beverage conglomerate, and a director of Provident Companies, Inc., Chattanooga, Tennessee, an insurance company. He is a member of the Nominating Committee. Age 50. Director since January 1, 1998.

     Charles W. Stair. Vice Chairman of the Board of Directors. He was President and Chief Executive Officer of ServiceMaster Management Services L.P. from May 1991 to December 31, 1994. He is a member of the Nominating Committee. Age 58. Director since 1986.

     Class of 2000

     Herbert P. Hess. Managing Director of Berents & Hess Capital Management, Inc., Boston, Massachusetts, an investment management firm. He is a member of the Executive Committee, the Finance Committee (of which he is the chairman), the Employee Benefit Plan Oversight Committee, and the Compensation Committee. Age 62. Director since 1981.

     Michele M. Hunt. Private business consultant. From 1980 to July 1993, she was employed by Herman Miller, Inc., an office furniture manufacturer, and during the period from July 1990 to July 1993 she served as the company's Corporate Vice President for People and Quality. Ms. Hunt is a member of the Nominating Committee. Age 49. Director since 1995.

     Dallen W. Peterson. Retired Chairman, Merry Maids Limited Partnership. He is a member of the Finance Committee and the Employee Benefit Plan Oversight Committee. Age 62. Director since 1995.

     Phillip B. Rooney. Vice Chairman of the Board of Directors. From June 5, 1996 to February 17, 1997, he was President and Chief Executive Officer of WMX Technologies, Inc., Oak Brook, Illinois ("WMI"), and from November 1984 to May 1996, he was President and Chief Operating Officer of WMI. Mr. Rooney is a director of Van Kampen American Capital, Oak Brook, Illinois, an investment management company; Illinois Tool Works, Inc., Glenview, Illinois, a diversified manufacturing company; and Urban Shopping Centers, Inc., Chicago, Illinois, a retail real estate management company. Age 54. Director since 1994.

     Burton E. Sorensen. Investor. From December 1984 to December 1995 he served as Chairman, President and Chief Executive Officer of Lord Securities Corporation. Mr. Sorensen is a director of Provident Companies, Inc., Chattanooga, Tennessee, an insurance company. He is a member of the Executive Committee, the Finance Committee, the Employee Benefit Plan Oversight Committee, and the Compensation Committee. Age 69. Director since 1984.

     David K. Wessner. President, HealthSystem Minnesota. From August 1994 to July 1998 he served as Executive Vice President of HealthSystem Minnesota. From November 1992 to December 1993, he was Executive Vice President, Program and Process Improvement, Geisinger Health System. He is a member of the Executive Committee, the Nominating Committee, and the Compensation Committee. Age 47. Director since 1987.

     Class of 2001

     Lord Brian Griffiths of Fforestfach. International adviser to Goldman, Sachs & Co. concerned with strategic issues related to their United Kingdom and European operations and business development activities worldwide. He was made a life peer at the conclusion of his service to the British Prime Minister during the period 1985 to 1990. Lord Griffiths is a director of Times Newspaper Holding Ltd., London, England, a newspaper company; English, Welsh and Scottish Railways, London, England, a rail freight company; Herman Miller, Inc., Zeeland, Michigan, an office furniture manufacturer; and Trillium Investments GP Limited, London, England, a facilities management company. He is a member of the Executive Committee and the Nominating Committee. Age 57. Director since 1992.

     Sidney E. Harris. Dean, Robinson College of Business Administration, Georgia State University. From July 1987 to July 1997, Dr. Harris was Professor of Management at the Peter F. Drucker Graduate Management Center at the Claremont Graduate School, Claremont, California. He was Dean of the Graduate Management Center from September 1991 to July 1996. Dr. Harris is a director of Transamerica Investors, Inc., Los Angeles, California, a mutual funds investment company; and Amresco, Inc., Dallas, Texas, a financial services company. He is a member of the Executive Committee. Age 49. Director since 1994.

     Gunther H. Knoedler. Retired Executive Vice President and Director Emeritus of Bell Federal Savings and Loan Association, Chicago, Illinois. He is a member of the Executive Committee and the Audit Committee (of which he is the chairman). Age 69. Director since 1979.

     James D. McLennan. President of McLennan Company, a full-service real estate company. Mr. McLennan is a director of The Loewen Group, Inc., Burnaby, B.C., Canada, a provider of funeral services; and Advocate Health Systems, Oak Brook, Illinois, a health care provider. He is a member of the Audit Committee and the Compensation Committee. Age 62. Director since 1986.

     C. William Pollard. Chairman of the Board of Directors. He served as Chief Executive Officer of the Company from May 1983 to December 31, 1993. Mr. Pollard is a director of Herman Miller, Inc., Zeeland, Michigan, an office furniture manufacturer; and Provident Companies, Inc., Chattanooga, Tennessee, an insurance company. He is a member of the Executive Committee (of which he is the chairman), the Finance Committee, the Employee Benefit Plan Oversight Committee, and the Nominating Committee. Age
60. Director since 1977.

COMPENSATION OF DIRECTORS

     During the year 1998, directors of The ServiceMaster Company who were not employees and who satisfied the other independence standards of the Bylaws ("independent directors") received $3,000 for each meeting of the Board of Directors and each meeting of a committee which they attended. In addition, each independent director received an annual stipend of $15,000. The Chairman of the Audit Committee and the Chairman of the Compensation Committee each received an additional annual stipend of $2,000. Directors who are employees of the Company or any subsidiary do not receive either a retainer or meeting fee.

     The ServiceMaster 1998 Non-Employee Directors Discounted Stock Option Plan as approved by the Board of Directors in December 1997 and by the shareholders of the Company in May 1998 provides that options to purchase shares of the Company may be granted to those independent members of the Board who elect to accept such portions in lieu of retainer and meeting fees that would otherwise be paid in cash. The total amount of retainer and attendance fees for which share options may be granted under this plan is $42,000 each year. Each option granted under this plan has an exercise price per share equal to 85% of the fair market value per share of the underlying shares of common stock of the Company on the date the option is granted. The number of shares for which each option is granted is determined by dividing the retainer or fee by 15%. In 1998, options for a total of 114,903 shares were granted to eleven independent directors under the Discounted Stock Option Plan.

     Each independent director of the Company may enter into a deferred fee agreement whereby part or all of the fees payable in cash to him or her as a director are deferred and will either earn interest based on the five-year borrowing rate for ServiceMaster or be used to purchase shares of the Company in a number determined by the fair market value of such shares on the date of purchase. Upon termination of a director's services as an independent director or attainment of age 70, whichever occurs first, the director will receive the amount for his or her deferred fee account in a lump sum or in installments or in shares of the Company, depending on which deferral plan the director has elected.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The persons who served as members of the Compensation Committee of the Board of Directors during 1998 were Henry O. Boswell (Chairman), Herbert P. Hess, James D. McLennan, Burton D. Sorensen and David K. Wessner. The Compensation Committee consists solely of independent members of the board of directors.

     There are no interlocking arrangements involving service by any executive officer of the Company on the Compensation Committee of another entity and an executive officer of such other entity serving on the ServiceMaster Compensation Committee.

EXECUTIVE OFFICERS OF SERVICEMASTER

     The following table shows: (i) the names and ages as of March 1, 1999 of the present executive officers of the Company; (ii) all positions presently held by each officer; and (iii) the year each person became an officer. Each person named has served as an officer of the Company and its predecessor company continuously since the year shown. There are no arrangements or understandings between any executive officer and any other person pursuant to which the officer was or is to be selected as an officer.

                                                                                                  First Became
Name                      Age         Present Position                                             An Officer
----                      ---         -----------------                                           ------------
C. William Pollard        60          Chairman and Director                                          1977

Carlos H. Cantu           65          President and Chief Executive Officer and Director             1986

Phillip B. Rooney         54          Vice Chairman and Director                                     1997

Charles W. Stair          58          Vice Chairman and Director                                     1973

Donald K. Karnes          48          Group President, Consumer Services and a
                                      Senior Management Adviser                                      1992

Ernest J. Mrozek          45          Group President, Consumer Services, and a Senior Management
                                      Adviser                                                        1987

Robert F. Keith           42          President and Chief Operating Officer, Health Care Management
                                      Services, and a Senior Management Adviser                      1986

Robert D. Erickson        55          Executive Vice President and a Senior Management Adviser       1976

Vernon T. Squires         64          Senior Vice President and General Counsel                      1987

Stephen E. Reiter         46          Senior Vice President and Chief Information Officer            1998

Steven C. Preston         38          Executive Vice President and Chief Financial Officer
                                      and a Senior Management Adviser                                1997

Eric R. Zarnikow          39          Vice President and Treasurer                                   1994

Deborah A. O'Connor       36          Vice President and Controller                                  1993

     Messrs. Pollard, Cantu, Stair and Rooney are also Directors of the Company. See "Directors of ServiceMaster" above for biographical information with respect to such persons.

     Robert D. Erickson. Executive Vice President. Mr. Erickson was a director of ServiceMaster from May 1987 to May 1993. He previously served as a director of ServiceMaster from May 1981 to June 1984. He served as the President and Chief Operating Officer of ServiceMaster's international business unit from October 1993 to December 1997.

     Donald K. Karnes. Group President, ServiceMaster Consumer Services. He has served as Group President of TruGreen-ChemLawn and Terminix since January 1996. He served as President and Chief Operating Officer of TruGreen-ChemLawn from January 1992 to December 1995.

     Robert F. Keith. President, Healthcare Management Services. He served as President and Chief Operating Officer, ServiceMaster Management Services, from January 1, 1997 to October 2, 1998, as President and Chief Operating Officer, ServiceMaster Consumer Services from July 1994 to December 31, 1996, and as Group President, ServiceMaster Consumer Services, from November 1992 to July 1994.

     Ernest J. Mrozek. Group President, ServiceMaster Consumer Services. He served as President and Chief Operating Officer, ServiceMaster Consumer Services from January 1, 1997 to October 2, 1998, as Senior Vice

President and Chief Financial Officer of the Registrant from January 1, 1995 to December 31, 1996, as Vice President and Chief Financial Officer of the Registrant from May 1994 to December 1994, and as Vice President, Treasurer and Chief Financial Officer from November 1, 1992 to April 30, 1994.

     Deborah A. O'Connor. Vice President and Controller since January 1, 1993.

     Steven C. Preston. Executive Vice President and Chief Financial Officer since July 1, 1998. He served as Senior Vice President and Chief Financial Officer from April 1, 1997 to June 30, 1998. From August 1993 to March 1997, he was Senior Vice President and Corporate Treasurer for First Data Corporation, Atlanta, Georgia.

     Stephen E. Reiter. Senior Vice President and Chief Information Officer since July 1, 1998. From May 8, 1996 to May 31, 1998, he was Vice President and Partner for Computer Science Corporation, an outsourcing firm providing ITO outsourcing and purchasing and materials management support to the chemical, oil, gas and utilities industries. From June 1, 1994 to May 31, 1996 he was a Principal/Practice Leader with A.T. Kearney, a management consulting firm operating as a wholly-owned subsidiary of Electronic Data Systems (EDS). For the preceding three-year period, he was a Vice President and Chief Information Officer with Tenneco, Inc., a global industrial manufacturer in auto parts and packaging.

     Vernon T. Squires. Senior Vice President and General Counsel since January 1, 1988. He has served as Secretary since December 7, 1998.

     Eric R. Zarnikow. Vice President and Treasurer since May 1, 1994. From August 1991 to April 1994, he served as Vice President and Treasurer of Gaylord Container Corporation.

EXECUTIVE OFFICER COMPENSATION; SUMMARY COMPENSATION TABLE

     The following table sets forth all compensation awarded to, earned by, or paid to the Chief Executive Officer of ServiceMaster and ServiceMaster's next four most highly compensated executive officers during or in respect of the year 1998. Each of the listed persons was holding the office indicated in the table on the last day of December 1998.

                          SUMMARY COMPENSATION TABLE


                                                                                                    LONG-TERM COMPENSATION
                                                                                          -----------------------------------------
                                                ANNUAL COMPENSATION (B)                         AWARDS                  PAYOUTS
                                            ----------------------------------------------------------------------------------------
                (a)                             (B)      (C)      (D)      (E)        (F)           (G)           (H)        (I)
                                                                           OTHER                  SECURITIES
                                                                           ANNUAL   RESTRICTED    UNDERLYING
                                                                           COMPEN-    STOCK        OPTIONS/       LTIP        ALL
                                                        SALARY    BONUS    SATION     AWARDS        SARS         PAYOUTS     OTHER
NAME AND PRINCIPAL POSITION                      Year    ($)      ($)(C)    ($)        ($)          (#)(D)        ($)(E)      ($)
---------------------------                 ----------------------------------------------------------------------------------------
Carlos H. Cantu............................      1998   475,000   570,000    -         -            150,000      469,580       -
 President and Chief Executive Officer           1997   450,000   900,021    -         -            225,000            -       -
                                                 1996   388,000   679,000    -         -            168,750           --       -
C. William Pollard.........................      1998   400,000   300,000    -         -            112,500      349,368       -
 Chairman                                        1997   375,000   550,934    -         -            168,750            -       -
                                                 1996   300,000   300,000    -         -            168,750            -       -

Phillip B. Rooney (A)......................      1998   300,000   325,000    -         -             75,000      338,098       -
  Vice Chairman                                  1997   166,667   200,000    -         -            348,750            -       -
                                                 1996        --        --    -         -             10,125            -       -
Ernest J. Mrozek...........................      1998   290,000   290,000    -         -             52,500      270,948       -
  Group President, Consumer Services             1997   275,000   382,618    -         -            303,750            -       -
                                                 1996   220,000   264,000    -         -             84,375            -       -
Steven C. Preston  (A).....................      1998   256,250   281,250    -         -             45,000      253,573       -
  Executive Vice President and Chief             1997   180,000   242,983    -         -            337,500            -       -
  Financial Officer                              1996        --        --    -         -                  0            -       -

_______________________________

(A) Neither Mr. Rooney nor Mr. Preston were employed by the Company in 1996. The option shares shown for Mr. Rooney in column (g) for the year 1996 were issued in connection with his service as a director.

(B) The Summary Compensation Table does not include the cash distributions made in respect of the year 1997 by ServiceMaster Management Corporation (the managing general partner of ServiceMaster Limited Partnership and The ServiceMaster Company Limited Partnership) to the persons listed in the table in their capacity as stockholders of ServiceMaster Management Corporation. Such distributions were dividends and represented a return on the investment made by such persons in the corporation. The source of these dividends was the cash distributions made to ServiceMaster Management Corporation by ServiceMaster Limited Partnership and The ServiceMaster Company Limited Partnership on the 1% carried interests held by ServiceMaster Management Corporation in each of these two partnerships throughout the year 1997. As part of the Reincorporating Merger which was completed at the end of 1997 (described on page 8), the two partnerships were terminated, ServiceMaster Management Corporation was dissolved, and the requirement for direct investments by senior management in a managing general partner of the parent entity and the principal subsidiary was eliminated. Accordingly, the foregoing dividend payments will not occur in 1998 or thereafter. Effective January 1, 1998, the Company instituted a long-term performance based award program. The following table has been prepared as a supplement to the Summary Compensation Table in order to show both the 1997 payments reflected in the Summary Compensation Table and the ServiceMaster Management Corporation dividends paid to the persons listed in the Summary Compensation Table for the year 1997.

                  1997 SUMMARY COMPENSATION AND SERVICEMASTER
                     MANAGEMENT CORPORATION DIVIDEND TABLE
                (SUPPLEMENT TO THE SUMMARY COMPENSATION TABLE)

                        (A)                                  (B)                  (C)                (D)
                                                        TOTAL ANNUAL
                                                        COMPENSATION         SERVICEMASTER
                                                       FOR 1997 (FROM          MANAGEMENT           TOTAL OF
                                                        COMPENSATION          CORPORATION           COLUMNS
           NAME AND PRINCIPAL POSITION                     TABLE)              DIVIDENDS          (B) AND (C)
------------------------------------------------------ ------------          ------------         -----------
    Carlos H. Cantu...................................     $1,350,021              $727,742        $2,077,763
     President and Chief Executive Officer
    C. William Pollard................................       $932,434              $698,118        $1,631,052
     Chairman
    Phillip B. Rooney.................................       $366,667                   N/A          $366,667
     Vice Chairman
    Ernest J. Mrozek..................................       $657,618              $340,283          $997,901
     Group President, Consumer Services
    Steven C. Preston.................................       $525,000              $174,555          $699,555
     Executive Vice President and Chief
     Financial Officer

________________________________

Footnotes to Summary Compensation Table (continued)

(C) The amounts shown in column (d) of the Summary Compensation Table include payments made under the ServiceMaster Incentive Compensation Plan plus payments made in connection with a gain arising from the Reincorporation.

(D) The numbers of shares listed in column (g) of the Summary Compensation Table have been adjusted, where appropriate, for 3-for-2 share splits occurring in June 1996, June 1997 and August 1998.

(E) This column (h) shows the amounts paid or credited to the five named executive officers in respect of the year 1998 pursuant to the Company's 1998 Long-Term Performance Award Plan (the "LTPA Plan") as approved by the Company's stockholders in May 1998. The LTPA Plan did not exist prior to 1998. Awards under the LTPA Plan are paid (or credited, if a participant elects to defer payment pursuant to the Company's deferred compensation plan) either in cash or in shares of common stock. To the extent that stock is elected as the form of payment, such election will entitle the participant to shares in a number which, at their then fair market value, reflects 120% of the amount which would be paid if the payment were made in cash. The total amount payable each year under the LTPA Plan is determined by the performance of the Company with respect to growth in earnings per share relative to the preceding year, growth in economic value relative to the preceding year, growth in revenue relative to the preceding year and a comparison of the Company's total return to stockholders relative to the S&P 500 total return. 20% of the total payout for the year 1998 was, in accordance with the LTPA Plan, held back for payment in whole or in part in early 2001. The extent to which the held-back amount is paid will depend upon the extent to which the Company achieved its strategic planning objectives for the five-year planning cycle ending on December 31, 2000. A participant's interest in the held-back amount is forfeited in the case of certain terminations of his or her employment. The amount held back for each of the five named executive officers in respect of the year 1998 in shown in the Long-Term Incentive Plans table on page 38.

     The following table summarizes the number and terms of the stock options granted during the year 1998 to the named executive officers.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                     (A)                               (B)            (C)           (D)           (E)          (F)
                                                     NUMBER OF
                                                    SECURITIES     % OF TOTAL
                                                    UNDERLYING    OPTIONS/SARS
                                                   OPTIONS/SARS    GRANTED TO    EXERCISE OR
                                                   GRANTED (K#)     EMPLOYEES     BASE PRICE   EXPIRATION   GRANT DATE
     NAME AND PRINCIPAL POSITION                       (A)            1998        ($/SH) (A)      DATE       VALUE (B)
------------------------------------------------   -------------  -------------  ------------  -----------  -----------
Carlos H. Cantu..................................       150,000       4.6%         $18.2583        2-15-08     $762,000
 President and Chief Executive Officer
C. William Pollard...............................       112,500       3.4%         $18.2583        2-15-08     $571,500
 Chairman
Phillip P. Rooney................................        75,000       2.3%         $18.2583        2-15-08     $381,000
 Vice Chairman
Ernest J. Mrozek.................................        52,500       1.7%         $18.2583        2-15-08     $266,700
 Group President, Consumer Services
Steven C. Preston................................        45,000       1.4%         $18.2583        2-15-08     $228,600
 Executive Vice President and Chief
 Financial Officer

________________________

(A) The options listed in column (b) were granted in February 1998. The number of shares shown in column (b) and the exercise price shown in column (d) have been adjusted to reflect the 3-for-2 split in the Company's shares effected in August 1998. Each of the options listed in column (b) is subject to a vesting schedule under which the option becomes exercisable in 20% increments on the 1st, 2nd, 3rd, 4th and 5th anniversaries of grant date.

(B) In accordance with Item 402(c)(2)(vi)(B) of Regulation S-K of the Commission, the grant date value of each of these options has been estimated based on the Black-Scholes option pricing model by an independent consulting firm using the following assumptions: a risk-free rate of interest of 5.6%, a volatility rate of 22%, a 1.9% distribution yield, and an expected life of seven years. The values of the options which are shown in the table are theoretical and do not necessarily reflect the actual values which the option holders may eventually realize. Such actual values will depend on the extent to which the market value of the Company's shares at a future date exceeds the exercise price of the options.

     The following table summarizes the exercises of stock options during the year 1998 by the named executive officers and the number of, and the spread on, unexercised options held by such officers at December 31, 1998.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                         AND FY-END OPTION/SAR VALUES


                (A)                             (B)             (C)                (D)                        (E)
                                                                           NUMBER OF SECURITIES
                                                                          UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED IN-
                                                               VALUE       OPTIONS/SARS AT FY-        THE-MONEY OPTIONS/SARS
                                         SHARES ACQUIRED ON   REALIZED             END(#)                   AT FY-END($)
          NAME                              EXERCISE (#)        ($)     EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
--------------------------------------   ------------------   --------  -------------------------   -------------------------
Carlos H. Cantu,......................           0               $0             112,500/431,250           1,249,587/3,664,676
 Chief Executive Officer
C. William Pollard....................           0               $0             101,250/348,750           1,127,628/3,034,163
Phillip B. Rooney.....................           0               $0              71,775/360,075             602,773/2,368,214
Ernest J. Mrozek......................           0               $0             109,808/346,125           1,311,648/3,482,248
Steven C. Preston.....................           0               $0              67,500/315,000             706,453/2,744,627

                LONG-TERM INCENTIVE PLANS - AWARDS IN 1998 (A)

        (A)                  (B)                (C)               (D)             (E)              (F)
                                                                        ESTIMATED FUTURE PAYOUTS
                                                                    UNDER NON-STOCK PRICE-BASED PLANS
                                                             -----------------------------------------------
                                           PERFORMANCE OR
                      NUMBER OF SHARES,  OTHER PERIOD UNTIL
                       UNITS OR OTHER      MATURATION OR       THRESHOLD         TARGET          MAXIMUM
        NAME             RIGHTS (#)            PAYOUT           ($ OR #)        ($ OR #)        ($ OR #)
--------------------  -----------------  ------------------  --------------  --------------  ---------------
Carlos. H. Cantu,                1,000                2001                                         $117,395
 CEO
C. William Pollard                 620                2001                                         $ 87,342
Phillip B. Rooney                  600                2001                                         $ 84,525
Ernest J. Mrozek                   577                2001                                         $ 67,737
Steven C. Preston                  500                2001                                         $ 63,393

(A) This table pertains to the awards made in respect of the year 1998 under the Company's 1998 Long-Term Performance Award Plan (the "LTPA Plan"). See footnote (D) to the Summary Compensation Table for a description of the LTPA Plan. The figures in column (b) show the number of units awarded for the year 1998 to each of the named executive officers. The LTPA Plan has a total of 10,000 participation units. The figures in column (f) reflect the amounts held back from the awards to each of such persons for the year 1998 for payment in 2001. The extent to which such held-back amounts are in fact paid will depend upon the extent to which the Company achieved its strategic planning objectives for the five-year planning cycle ending on December 31, 2000. If and to the extent such held-back amounts are not paid to the named executive officers, the unpaid sums will revert to the Company.

EMPLOYMENT AND SEVERANCE ARRANGEMENTS

     The Company has an employment agreement in effect with each of the executive officers named in the Summary Compensation Table. Each of such agreements establish a 1999 base salary, provide that certain information proprietary to the Company be kept confidential, provide for certain restrictions on employment with a competitor or a customer following termination of employment with the Company and is terminable by the Company without prior notice in the case of misconduct, nonperformance or incompetent performance and upon two weeks' notice in all other cases subject to certain exceptions and limitations.

     The Company does not presently have employment agreements with any members of the Company's senior management under which termination benefits are provided if a change in control of the Company occurs. The Board of Directors is considering the desirability of such arrangements, as well as the desirability of a more broadly based plan to cover employees who are not members of senior management and who meet certain employment longevity standards.

     The ServiceMaster 1998 Equity Incentive Plan provides that all stock options granted prior to the occurrence of a change in control shall become immediately exercisable upon the occurrence of a change in control and shall remain exercisable thereafter throughout the entire terms of the options.

INDEBTEDNESS OF MANAGEMENT

     No executive officer was indebted to the Company in excess of $60,000 at any point during the year 1998.

                             OWNERSHIP OF COMMON

     As of March 1, 1999, no one is the beneficial owner of more than five percent of the Common Stock. The following table sets forth as of January 1, 1999 the beneficial ownership of the Common Stock with respect to ServiceMaster's directors, senior management advisers and those executive officers named in the Summary Compensation Table and the Company's directors and officers as a group:

                                                                     AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP (1)
                                                                ------------------------------------------------------
                         (1)                                          (2)            (3)         (4)           (5)
                                                                  SOLE VOTING
                                                                      AND
                                                                   INVESTMENT                    TOTAL       PERCENT
               NAME OF BENEFICIAL OWNER                              POWER          OTHER      OWNERSHIP    OWNERSHIP
-------------------------------------------------------------   --------------    ---------   ----------   -----------
Paul W. Berezny (3)(4)(6)(8)..................................        139,607      1,198,779    1,338,386       0.448%
Henry O. Boswell (2)(4).......................................         83,706         91,108      174,814       0.058%
Carlos H. Cantu (4)(5)(12)....................................        693,031      2,428,929    3,121,960       1.043%
Robert D. Erickson (4)(5)(7)..................................      1,044,268        123,391    1,167,659       0.390%
Brian Griffiths (4)...........................................         34,723              0       34,723       0.012%
Sidney E. Harris (4)..........................................         22,710          1,687       24,397       0.008%
Herbert P. Hess (4)(8)........................................        251,725         30,375      282,100       0.094%
Michele M. Hunt (4)...........................................         22,136              0       22,136       0.007%
Donald K. Karnes (4)..........................................      1,948,459              0    1,948,459       0.651%
Robert F. Keith (4)(5)........................................        457,100        104,339      561,439       0.188%
Gunther H. Knoedler (4).......................................         76,277              0       76,277       0.026%
James D. McLennan (4).........................................         65,744              0       65,744       0.022%
Ernest J. Mrozek (4)(5).......................................        519,096         61,189      580,285       0.193%
Vincent C. Nelson (4)(8)(9)(10)...............................         59,386        787,547      846,933       0.283%
Dallen W. Peterson (4)........................................      2,473,273              0    2,473,273       0.827%
C. William Pollard (4)(5)(11).................................      1,120,978        223,540    1,344,518       0.449%
Steven C. Preston (4).........................................        144,000              0      144,000       0.048%
Steven S Reinemund (4)........................................         10,002         15,000       25,002       0.008%
Phillip B. Rooney (3)(4)......................................        419,581         13,500      433,081       0.145%
David M. Slott (4)............................................        622,227        439,938    1,062,165       0.355%
Burton E. Sorensen (4)........................................         43,477              0       43,477       0.015%
Charles W. Stair (5)(6)(13)...................................        891,824        103,092      994,916       0.333%
David K. Wessner (3)(4)(8)(14)(15)............................        299,727      1,710,459    2,010,186       0.672%
All directors and officers as a group (128 persons) (16)......     21,021,936      9,107,406   30,129,342       9.898%

__________________________

(1) The shares owned by each person and by all directors and officers as a group, and the shares included in the total number of shares, have been adjusted, and the percentage ownership figures have been computed, in accordance with Rule 13d-3(d)(1)(i).
(2) Shares in column (3) include 60,658 shares owned by spouse as to which beneficial ownership is disclaimed.
(3) Shares in column (3) include shares held by spouse and/or other family members.
(4) Shares in column (2) include shares which may be acquired within sixty days under options granted under the ServiceMaster Share Option Plan, the ServiceMaster 10-Plus Option Plan, the ServiceMaster 1998 Equity Incentive Plan, the ServiceMaster Non-Employee Directors Option Plan and/or the ServiceMaster 1998 Non-Employee Directors Discounted Stock Option Plan.
(5) Shares in column (3) include shares held in one or more investment partnerships in which the listed person is a partner with shared voting power and investment power.
(6) Shares in column (2) include shares held in trust for the benefit of family members as to which beneficial ownership is disclaimed.
(7) Shares in column (3) include 97,168 shares owned by spouse or held in trust for the benefit of family members as to which beneficial ownership is disclaimed.
(8) Shares in column (3) include shares held in trust for benefit of self and/or family members.

(9) Shares in column (2) include 43,804 shares in trust for the benefit of family members as to which beneficial ownership is disclaimed. Shares in column (3) include 16,252 shares held in trust for the benefit of family members as to which beneficial ownership is disclaimed.
(10) Shares in column (3) include 353,211 shares owned by a charitable trust of which Vincent C. Nelson is a trustee. Mr. Nelson disclaims beneficial ownership of such shares.
(11) Shares in column (3) include 35,620 shares owned by a charitable foundation of which C. William Pollard is a director. Mr. Pollard disclaims beneficial ownership of such shares. Shares in column (3) also include 34,426 shares in trust for the benefit of family members.
(12) Shares in column (3) include 11,523 shares owned by a charitable foundation of which Carlos H. Cantu is an officer. Mr. Cantu disclaims beneficial ownership of such shares.
(13) Shares in column (3) include 59,400 shares owned by a charitable foundation of which Charles W. Stair is a director. Mr. Stair disclaims beneficial ownership of such shares.
(14) Shares in column (3) include 731,162 shares owned by a charitable foundation of which David K. Wessner is a director. Mr. Wessner disclaims beneficial ownership of such shares.
(15) Shares in column (3) include 545,620 shares held by an investment company of which David K. Wessner is a shareholder and one of four directors.
(16) Includes 5,419,879 shares which certain officers of ServiceMaster, through the exercise of their respective rights, may acquire within 60 days under share purchase agreements, options granted under the ServiceMaster Share Option Plan and options granted under the ServiceMaster 10-Plus Option Plan. 20% of the options granted under the ServiceMaster 1998 Equity Incentive Plan in February 1998 were exercisable on March 1, 1999. None of the options granted under the ServiceMaster 1998 Equity Incentive Plan in February 1999 were exercisable on March 1, 1999. Shares purchasable by the persons identified in the Summary Compensation Table under one or more of the foregoing plans are as follows: Mr. Cantu - 187,500 shares; Mr. Pollard
     - 157,500 shares; Mr. Rooney - 91,050 shares; Mr. Mrozek - 197,933 shares; Mr. Preston - 144,000 shares; and all executive officers as a group - 1,502,981 shares.

                          DESCRIPTION OF COMMON STOCK



     Under the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate"), the Company is authorized to issue 1,000,000,000 shares of Common Stock, par value $0.01 per share, and 11,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). As of March 1, 1999, approximately 300,000,000 shares of Common Stock (excluding treasury shares) were issued and outstanding and no shares of Preferred Stock were issued and outstanding. In addition, as of March 1, 1999, the Board of Directors had approved the issuance of 7,500,000 shares of Common Stock under the Company's equity incentive plans, and of that number approximately 2,160,000 were subject to issuance under outstanding stock options. The number of authorized shares of Preferred Stock includes 1,000,000 authorized shares of Junior Participating Preferred Stock, Series A (the "Series A Preferred Stock") issuable pursuant to the rights agreement dated as of December 15, 1997 between the Company and Harris Trust and Savings Bank (the "Rights Plan"), none of which were outstanding as of December 31, 1998. See "--Stock Purchase Rights."

COMMON STOCK

     Subject to the rights of the holders of any Preferred Stock, each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment of liabilities. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders. The outstanding Common Stock is, and the shares of Common Stock offered hereby by the Company will be, fully paid and non-assessable.

     Harris Trust and Savings Bank of Chicago, Illinois is the registrar and transfer agent for the Common Stock.

STOCK PURCHASE RIGHTS

     Each outstanding share of Common Stock includes, and each share of Common Stock offered hereby will include, one preferred stock purchase right (individually a "Right" and collectively the "Rights") provided under the Rights Plan. Each Right entitles the holder, until the earlier of December 11, 2007 or the redemption of the Rights, to buy one one-thousandth of a share of Series A Preferred Stock at a price of $130 per one one-thousandth of a share (as may be adjusted to reflect stock splits since the issuance of the Rights). The Series A Preferred Stock is nonredeemable and will have 1,000 votes per share (subject to adjustment). The Company has reserved 1,000,000 shares of Series A Preferred Stock for issuance upon exercise of such Rights.

     In the event that any person becomes the beneficial owner of 15% or more of the Company's Common Stock, the Rights (other than Rights held by the acquiring stockholder) would become exercisable for that number of shares of the Common Stock having a market value of two times the exercise price of the Right. Furthermore, if after any person becomes the beneficial owner of 15% or more of the Company's Common Stock the Company is acquired in a merger or other business combination or 50% or more of its assets or earnings power were sold, each Right (other than Rights held by the acquiring person) would become exercisable for that number of shares of Common Stock (or securities of the surviving company in a business combination) having a market value of two times the exercise price of the Right.

     The Company may redeem the Rights at one cent per Right prior to the occurrence of an event that causes the Rights to become exercisable for Common Stock.

     One Right will be issued in respect of each share of Common Stock issued before the earlier of December 11, 2007 or the redemption of the Rights. As of the date of this Prospectus, the Rights are not exercisable, certificates representing the Rights have not been issued and the Rights automatically trade with the shares of Common Stock. The Rights will expire on December 11, 2007, unless earlier redeemed.

PREFERRED STOCK

     Shares of Preferred Stock may be issued from time to time in one or more series. The Board is authorized to determine and alter all rights, preferences and privileges and qualifications, limitations and restrictions thereof (including, without limitation, voting rights and the limitation and exclusion thereof) granted to or imposed upon any wholly unissued series of Preferred Stock and the number of shares constituting any such series and the designation thereof, to determine whether fractional shares can be issued in any particular series and, if so, the nature of the fractional interests which can be issued in that series, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series then outstanding. In case the number of shares of any series is so decreased, the shares constituting such reduction shall resume the status which such shares had prior to the adoption of the resolution originally fixing the number of shares of such series.

CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE AND BY-LAWS

     The following summary of certain provisions of the Restated Certificate and By-Laws of the Company (the "By-Laws") does not purport to be complete and is subject to and qualified in its entirety by reference to the Restated Certificate and the By-Laws, which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

     Classification of Directors. The Company's Restated Certificate and By-Laws provide that its Board of Directors shall be divided into three classes, each class being as nearly equal in number as reasonably practicable, and that at each annual meeting of the Company's stockholders, the successors to the Directors whose terms expire that year shall be elected for a term of three years. The number of Directors is fixed by the affirmative vote of the majority of the Directors then in office, but may not be less than three. Newly created Directorships and any vacancies on the Board of Directors are filled by a majority vote of the remaining Directors then in office, even if less than a quorum. Except in certain limited circumstances, no Director may be removed from the Board prior to the time such person's term would expire unless (i) such removal is for cause and (ii) such removal has been approved by the affirmative vote of the holders of 67% of the outstanding voting shares of the Company. The Restated Certificate requires that a majority of the members of the Board be "independent directors," which is defined to generally include any person (i) who is not and has not been employed by any ServiceMaster unit within one year;
(ii) is not a "Related Person" (as hereinafter defined) and has not been employed by a Related Person within one year; (iii) is not a party to any agreement, requirement or arrangement under which such person may be obligated to act in his or her capacity as a Director in accordance with instructions provided by any person who is not independent (including, but not limited to, a Related Person); and (iv) is not subject to any relationship, arrangement or circumstance (including any relationship with a Related Person) which, in the judgment of a majority of the independent Directors (the "Independent Board Majority") is reasonably possible will interfere with such person's exercise of independent judgment as a Director.

     Special Meetings. The By-Laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The By-Laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors. Stockholders are not permitted to call a special meeting or to require the Board to call a special meeting.

     Approval of Certain Business Combinations. The Restated Certificate provides that the affirmative vote of the holders of not less than 80% of the outstanding shares of the Common Stock held by stockholders other than a "Related Person" (any person or entity which, together with its affiliates and associates, beneficially owns in the aggregate 15% or more of the outstanding Common Stock and any affiliate or associate of such person or entity) is required for the approval or authorization of any "Business Combination" (as hereinafter defined) of the Company with any Related Person; provided, that the foregoing 80% voting requirement is not applicable if an "Independent Board Majority" (a majority of the group comprised of all individuals who are independent sitting directors) either (a) has expressly approved in advance the acquisition of the outstanding shares of Common Stock that caused such Related Person to become a Related Person or (b) has expressly approved such Business Combination either in advance of or subsequent to such Related Person's having become a Related Person. The term "Business Combination" is defined under the Restated Certificate to mean (a) any merger or consolidation of the Company or a subsidiary of the Company with or into a Related Person; (b) any sale, lease, exchange, transfer or other disposition of all or any substantial part (as defined in the Restated Certificate) of the assets either of the Company (including without limitation any voting securities of a subsidiary) or of a subsidiary of the Company to a Related Person; (c) any merger or consolidation of a Related Person with or into the Company or a subsidiary of the Company; (d) any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of a Related Person to the Company or a subsidiary of the Company; (e) the issuance of any securities of the Company or a subsidiary of the Company to a Related Person; (f) any recapitalization that would have the effect of increasing the voting power of a Related Person; and (g) any agreement, contract or other arrangement providing for any of the transactions described in this definition of a Business Combination.

     Action by Written Consent. The By-Laws provide that a holder of Common Stock or any other class of stock at any time issued by the Company shall not have the right to take action by written consent. Rather, stockholders shall only have the right to act with respect to any particular issue at a meeting of stockholders at which that issue is properly up for a vote by stockholders.

     Stockholder Proposals. Stockholders are only entitled to make proposals to be voted upon by stockholders at an annual meeting if they comply with certain procedures set forth in the By-Laws, which require, among other things, that the proposing stockholder must deliver a written notice identifying such proposal to the office of the Company's General Counsel at the Company's headquarters no later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. At a special stockholders meeting, a stockholder's proposal will be timely for that meeting if it is actually delivered to the General Counsel's office at the Company's headquarters no later than the close of business on the 10th day following the day on which the Company first publicly announced the date of the special meeting and that a vote by stockholders will be taken at that meeting. Such stockholder's proposal notice must: (i) contain a description of the proposal, the reasons for the proposal and any material interest in such proposal by the proposing stockholder or the beneficial owner of the stockholder's record shares; (ii) contain an affirmation by the proposing stockholder that the stockholder satisfies the requirements specified in the By-Laws for presentation of such proposal; and
(iii) as to the stockholder making the proposal and the beneficial owner, if any, on whose behalf the proposal is made (x) the name and address of such stockholder, as they appear on the Company's books, and of such beneficial owner and the telephone number at which each may be reached during normal business hours through the time for which the meeting is scheduled and (y) the class and number of shares of the Company which are owned beneficially and of record by such stockholder and such beneficial owner.

     Amendments to the Restated Certificate and Bylaws. The Restated Certificate provides that no change in the Restated Certificate shall be effective unless it shall have been approved by at least 80% of the Company's sitting directors and shall have received such other approvals as may have been required by the Company's By-Laws or by applicable law. Amendment of the Bylaws requires either the approval of 80% of the sitting directors in office at the time such amendment is approved or the approval of the holders of 80% of the outstanding Common Stock.

CERTAIN ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company (or its majority-owned subsidiaries) for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the Company's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the Company's voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is approved by the Company's Board of Directors and approved at a meeting of stockholders by the Affirmative vote of the holders of at least two-thirds of the Company's outstanding voting stock not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the earlier of the announcement or notification of one of certain extraordinary transactions involving the Company and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


     The Common Stock is listed on the NYSE under the symbol "SVM." The following table sets forth the high and low sale prices of the Common Stock for the year 1998 and for the Partnership Shares for all other periods as reported on the New York Stock Exchange Composite Tape and the cash dividends paid per share of Common Stock or the cash distributions paid per Partnership Share for the periods indicated. The prices have been adjusted to give retroactive effect to ServiceMaster's three-for-two share splits in August 1998, June 1997 and June 1996 (share prices have been rounded to the nearest one cent).

                                                                       CASH
                                                                   DISTRIBUTIONS
                                                   High    LOW         PAID
                                                  ------  ------   -------------
Year ended December 31, 1996:
     First Quarter.............................   $ 9.93  $ 8.61   $ 0.07-1/8
     Second Quarter............................    10.45    9.17     0.07-1/8
     Third Quarter.............................    11.00    9.55     0.07-1/2
     Fourth Quarter............................    11.83   10.55     0.07-1/2
Year ended December 31, 1997:
     First Quarter.............................    12.33   10.92     0.07-1/2
     Second Quarter............................    15.92   12.09     0.07-1/2
     Third Quarter.............................    19.67   15.17         0.08
     Fourth Quarter............................    19.50   14.00         0.08
Year ended December 31, 1998:
     First Quarter.............................    19.63   16.50         0.08
     Second Quarter............................    25.50   17.92         0.08
     Third Quarter.............................    24.75   19.75         0.09
     Fourth Quarter............................    23.81   16.00         0.09
Year ended December 31, 1999:
     First Quarter (through March 22, 1999)....    22.00   17.50         0.09


     As of February 15, 1999, there were approximately 28,724 holders of record of the Common Stock. A recent last reported sale price on the NYSE for the Common Stock is set forth on the cover page of this Prospectus.

     The Company has consistently paid increasing dividends or cash distributions over the last 28 years. The Company's current policy is to continue to increase its dividend payment. The timing and amount of future dividends will be at the discretion of the Board of Directors and will depend on, among other things, the Company's results of operations, corporate finance objectives and cash requirements. The Company has announced that its intended cash dividend for 1999 will be $0.36 per share.


                                 LEGAL MATTERS

     Certain legal matters regarding the issuance of the Common Stock, under laws other than federal or state securities laws, have been passed upon for the Company by the General Counsel of the Company.


                                    EXPERTS

     The financial statements and schedules included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                         INDEX TO FINANCIAL STATEMENTS

THE SERVICEMASTER COMPANY (AND PREDECESSOR)                                            PAGE
                                                                                       ----
Report of Independent Public Accountants.............................................  F-2

Summary of Significant Accounting Policies...........................................  F-3

Statements of Income for the years ended December 31, 1998, December 31, 1997, and December 31, 1996...............................................................  F-4

Statements of Financial Position as of December 31, 1998 and December 31, 1997.......  F-5

Statements Cash Flows for the years ended December 31, 1998, December 31, 1997 and December 31, 1996...............................................................  F-6

Statements of Shareholders' Equity for the years ended December 31, 1998,
 December 31, 1997 and December 31, 1996.............................................  F-7

Notes to Consolidated Financial Statements for the years ended December 31, 1998,
 December 31, 1997 and December 31, 1996.............................................  F-8

                See Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To the Shareholders of
The Servicemaster Company

We have audited the accompanying consolidated statements of financial position of THE SERVICEMASTER COMPANY (organized under the laws of the State of Delaware, formerly ServiceMaster Limited Partnership) AND SUBSIDIARIES, as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The ServiceMaster Company and Subsidiaries as of December 31, 1998 and 1997, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

     ARTHUR ANDERSEN LLP
     Chicago, Illinois
     January 25, 1999

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of ServiceMaster and its majority-owned subsidiary partnerships and corporations, collectively referred to as the Company. Intercompany transactions and balances have been eliminated in consolidation. Investments in unconsolidated subsidiaries representing ownership of at least 20 percent, but less than 50 percent, are accounted for under the equity method. Certain immaterial 1997 and 1996 amounts have been reclassified to conform with the 1998 presentation. The preparation of the consolidated financial statements requires management to make certain estimates and assumptions required under generally accepted accounting principles which may differ from the actual results.

REVENUES: Revenues from lawn care, termite, pest control, and plumbing services are recognized as the services are provided. Revenues from franchised services (which in aggregate represent less than 10 percent of consolidated totals) consist of initial franchise fees received from the sales of licenses, sales of products to franchisees, and continuing monthly fees based upon franchise revenue.

Home warranty contract fees are recognized as revenues ratably over the life of the contract while the contract costs are expensed as incurred.

Revenues from management services are recognized as services are rendered and consist of contract fees which reflect the total price of such services. Where the Company principally manages people who are employees of the facility, the payroll costs for such employees are recognized by the Company and included in "Cost of services rendered and products sold" in the Consolidated Statements of Income. Receivables from the facilities are reflected in the Consolidated Statements of Financial Position at the net amount due, after deducting from the contract price all amounts chargeable to the Company.

Revenues from the professional employer organization (PEO) are recognized as the services are rendered. Consistent with PEO industry practice, revenues include the gross amount billed to clients, which includes payroll and other direct costs.

INVENTORY VALUATION: Inventories are valued at the lower of cost (first-in, first-out basis) or market. Inventory costs include material, labor, and factory overhead and related handling costs. Raw materials represent less than three percent of the inventory value at December 31, 1998. The remaining inventory is finished goods to be used on the customers' premises or sold to franchisees.

DEPRECIATION AND AMORTIZATION: Buildings and equipment used in the business are stated at cost and depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. The estimated useful lives for building and improvements range from 10 to 40 years, while the estimated useful lives for equipment range from three to 10 years. Intangible assets consist primarily of trade names ($177 million) and goodwill ($1.7 billion). These assets are amortized on a straight-line basis over their estimated useful lives, which are predominately 40 years. Long-lived assets, including fixed assets and intangible assets, are periodically reviewed to determine recoverability by comparing their carrying values to the undiscounted future cash flows expected to be realized from their use. No recovery problems, other than that noted in the discontinued Home Health Care operations, have been indicated by these comparisons. Based on the reviews, if the undiscounted future cash flows are less than the carrying amount of the asset, an impairment loss is recognized based on the asset's fair value, and the carrying amount of the asset is reduced accordingly.

INCOME TAXES: The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement utilizes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income taxes are provided to reflect the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

EARNINGS PER SHARE: Basic earnings per share is based on the weighted-average number of common shares outstanding during the year. Shares potentially issuable under options have been considered outstanding for purposes of the diluted earnings per share calculation.

NEWLY ISSUED ACCOUNTING STATEMENTS AND POSITIONS: In 1998, Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and Statement of Position No. 98-5, "Reporting on the Costs of Start Up and Preoperating Activities," were issued. The Company intends to adopt these policies beginning in 1999 as required by the Statements. The Company does not expect the adoption of these Statements to have a material impact on the financial statements.

Also in 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company intends to adopt this Statement in January 2000 as required by the Statement. Adoption of this Statement is not expected to have a material impact on the Company's financial statements.

STATEMENTS OF INCOME
(In thousands, except per Share Data)


                                                                                              Years Ended December 31

                                                                                        1998            1997            1996
--------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE................................................................  $  4,724,119    $  3,961,502    $  3,458,328

OPERATING COSTS AND EXPENSES:
Cost of services rendered and products sold......................................     3,679,612       3,058,160       2,681,008
Selling and administrative expenses..............................................       648,085         559,409         482,102
                                                                                   ------------    ------------    ------------
Total operating costs and expenses...............................................     4,327,697       3,617,569       3,163,110
                                                                                   ------------    ------------    ------------
OPERATING INCOME.................................................................       396,422         343,933         295,218

NON-OPERATING EXPENSE (INCOME):
Interest expense.................................................................        92,945          76,447          38,298
Interest and investment income...................................................       (15,301)        (14,304)        (10,183)
Minority interest................................................................             -           7,511          14,706
                                                                                   ------------    ------------    ------------

INCOME BEFORE INCOME TAXES.......................................................       318,778         274,279         252,397

Provision for income taxes (pro forma corporate form in 1997 and 1996)/(1)/......       128,786         110,809         101,968
                                                                                   ------------    ------------    ------------

NET INCOME (pro forma corporate form in 1997 and 1996)/(1)/......................  $    189,992    $    163,470    $    150,429
                                                                                   ------------    ------------    ------------

PER SHARE (pro forma corporate form in 1997 and 1996):/(1)/(2)/
 BASIC...........................................................................  $       0.66    $       0.57    $       0.47
                                                                                   ------------    ------------    ------------
 DILUTED.........................................................................  $       0.64    $       0.55    $       0.46
                                                                                   ------------    ------------    ------------

(1) The Company converted from partnership to corporate form in a tax-free exchange for shareholders on December 26, 1997. Prior to the conversion, the Partnership was not subject to federal income taxes as its taxable income was allocated to the Company's shareholders. As a result of the conversion, the Company is a taxable entity and is responsible for such payments. The results shown above for the years ended December 31, 1997 and 1996 have been restated to adjust the actual historical partnership information to a pro forma basis that assumes that reincorporation had occurred as of the beginning of the year. Upon reincorporation, the Company recognised a significant increase in the tax basis of certain assets and recorded a $65 million tax gain related to reincorporation, which represented the difference between the tax basis and book value of its assets. The Company's historical net income and net income per share as a partnership were as follows:

                                                                                              Before One-Time
                                                                                              ---------------

                                                                                            Tax Benefit             Actual
                                                                                        -------------------   -------------------
Partnership information as Recorded:       1997         1996      Earnings Per Share:     1997       1996       1997       1996
-----------------------------------     ----------   ----------   ------------------    --------   --------   --------   --------
Income before income taxes............  $  274,279   $  232,397   Basic                  $ .92      $ .77      $ 1.10    $ .77

Partnership tax provision.............      10,203        7,257   Diluted                $ .89      $ .75      $ 1.10    $ .75
Tax benefit relating to change
  in tax status.......................  $   65,000            -
                                        ----------   ----------
Net income............................  $  239,076   $  245,140
                                        ==========   ==========

(2) Basic earnings per share are calculated based on 289,315 shares in 1998, 285,944 shares in 1997, and 317,381 shares in 1996, while diluted earnings per share are calculated based on 298,887 shares in 1998, 299,640 shares in 1997, and 330,429 shares in 1996. All share and per share data reflect the three-for-two share splits in August 1998, June 1997 and June 1996.

See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.

STATEMENTS OF FINANCIAL POSITION (In thousands)

                                                                           As of December 31,
                                                                        1998             1997
-----------------------------------------------------------------------------------------------
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents.....................................       $    66,400    $    64,876
Marketable securities.........................................            54,022         39,248
Receivables, less allowances of $38,988 in 1998 and $32,221 in
 1997.........................................................           372,375        299,138
Inventories...................................................            49,770         48,157
Prepaid expenses and other assets.............................           127,635        122,665
                                                                     -----------    -----------
  Total current assets........................................           670,202        594,084
                                                                     -----------    -----------

PROPERTY, PLANT, AND EQUIPMENT, AT COST:
Land and buildings............................................            33,068         46,632
Equipment.....................................................           388,141        316,021
                                                                     -----------    -----------
                                                                         441,209        362,653
Less: accumulated depreciation................................           229,049        204,383
                                                                     -----------    -----------
Net property, plant, and equipment............................           212,160        158,270
                                                                     -----------    -----------

OTHER ASSETS:
Intangible assets, primarily trade names and goodwill,
  less accumulated amortization of $272,254 in 1998 and
  $218,293 in 1997............................................         1,881,002      1,563,302
Notes receivable, long-term securities, and other assets......           148,487        159,561
                                                                     -----------    -----------
  Total Assets................................................       $ 2,914,881    $ 2,475,224
                                                                     -----------    -----------

LIABILITIES AND SHAREHOLDERS' EQUITY:
CURRENT LIABILITIES
Accounts payable..............................................       $   110,523    $    84,673
Accrued liabilities:
 Payroll and related expenses.................................            96,199         85,315
 Insurance and related expenses...............................            56,748         55,909
 Income taxes payable.........................................            84,165          8,423
 Other........................................................           149,477        121,020
Deferred revenues.............................................           204,969        181,298
Current portion of long-term debt.............................            51,616         21,539
                                                                     -----------    -----------
 Total current liabilities....................................           753,697        558,177
                                                                     -----------    -----------

Long-Term Debt................................................         1,076,167      1,247,845
OTHER LONG-TERM OBLIGATIONS...................................           128,501        144,764

COMMITMENTS AND CONTINGENCIES (SEE NOTES)


SHAREHOLDERS' EQUITY:
Common stock $0.01 par value, authorized 1 billion shares;
 issued and outstanding of 298,030 shares in 1998 and 279,944
 shares in 1997...............................................             2,980          2,799
Additional paid-in capital....................................           788,124        513,148
Retained earnings.............................................           179,840         65,000
Accumulated other comprehensive income........................             3,911          5,343
Restricted stock..............................................            (3,383)        (4,270)
Treasury stock................................................           (14,986)       (57,582)
                                                                     -----------    -----------
 Total shareholders' equity...................................           956,486        524,438
                                                                     -----------    -----------
Total Liabilities and Shareholders' Equity....................       $ 2,914,851    $ 2,475,224
                                                                     -----------    -----------

See accompanying Summary of Significant Accounting Policies and Notes to the
 Consolidated Financial Statements.

STATEMENTS OF CASH FLOWS (In thousands)
                                                                                  Year Ended December 31,
                                                                           1998             1997               1996
----------------------------------------------------------------------------------------------------------------------------
Cash and Cash equivalents at January 1................................    $     64,876      $    72,009   $      23,113

CASH FLOWS FROM OPERATION:
NET INCOME............................................................         189,992          329,076         245,140
  Adjustments to reconcile net income to
  net cash provided from operations:
   Depreciation.......................................................          50,644           45,392          41,658
   Amortization.......................................................          53,961           47,670          37,348
   Tax asset recorded upon reincorporation............................             -            (65,000)            -
  Change in working capital, net of acquisitions:
   Receivables........................................................         (46,205)          (6,853)        (19,084)
   Inventories and other current assets...............................          (2,360)         (14,210)        (12,666)
   Accounts payable...................................................          18,475            5,603          10,302
   Deferred revenues..................................................          22,033           30,012          17,602
   deferred ?  tax payment............................................          85,000              -               -
   Deferred income tax expense........................................          36,400              -               -
   Accrued liabilities................................................          (2,028)             (82)         13,140
  Other,net...........................................................           1,627              281           7,946
                                                                             ---------       ----------       ---------

NET CASH PROVIDED FROM OPERATIONS.....................................         405,539          371,889         341,386
                                                                             ---------       ----------       ---------

CASH FLOW FROM INVESTING ACTIVITIES:
  Property additions..................................................         (75,297)         (46,232)        (42,952)
  Sale of equipment and other assets..................................           6,941            4,134           2,664
  Business acquisitions, net of cash acquired.........................        (222,452)        (233,689)        (58,473)
  Proceeds from sale of businesses....................................          45,893              -             4,526
  Net purchases of investment securities..............................         (11,011)         (16,733)        (20,075)
  Notes receivable and financial investments..........................         (10,645)          (3,593)          3,304
  Payments to sellers of acquired businesses..........................         (10,271)          (4,723)         (3,742)
                                                                             ---------       ----------       ---------
Net Cash Used for Investing Activities................................        (276,842)        (300,856)       (114,748)
                                                                             ---------       ----------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings, net.....................................................         310,190          888,528         123,732
  Payments of borrowings and other obligations........................        (564,448)        (160,155)        (82,857)
  Proceeds from stock offering........................................         208,561               -              -
  Distributions to shareholders and shareholders' trust...............         (75,152)        (155,883)       (146,520)
  Purchase of Service Master stock....................................         (18,310)        (657,191)        (76,556)
  Proceeds from employee share plans..................................          12,638            6,526           6,835
  Distributions to holders of minority interests......................             -               (542)         (3,074)
  Other...............................................................            (652)             551             698
                                                                             ---------       ----------       ---------
NET CASH USED FOR FINANCING ACTIVITIES................................        (127,173)         (78,166)       (177,742)
                                                                             ---------       ----------       ---------

CASH INCREASE (DECREASE) DURING THE YEAR..............................           1,524           (7,133)         48,896
                                                                             ---------       ----------       ---------

CASH AND CASH EQUIPMENTS AT DECEMBER 31...............................    $     66,400      $    64,876   $      72,009
                                                                             ---------       ----------       ---------

         See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.

STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

                                                                    CORPORATE EQUITY
                                                      -------------------------------------------
                                                                      ADDITIONAL                      LIMITED       ACCUMULATED
                                                        COMMON         PAID-IN       RETAINED        PARTNERS'     COMPREHENSIVE
                                                        STOCK          CAPITAL       EARNINGS         EQUITY          INCOME
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995........................... $      -        $      -       $      -        $  761,710     $    5,904
                                                      ============================================================================

Net income 1996......................................                                                   245,140
Other comprehensive income, net of tax:
  Unrealized gains on securities, net
   of reclassification adjustment....................                                                                    1,452

  Foreign currency translation ($678 tax expense)....                                                                     (999)
                                                      ----------------------------------------------------------------------------
Total comprehensive income...........................                                                   245,140            453

Shareholder distributions............................                                                  (146,520)
Shares issued under option, subscription,
  grant plans and other (3,667 shares)...............                                                    (7,166)
Treasury shares purchased and related costs
  (7,825 shares).....................................
Shares issued for acquisitions (3,213 shares)........                                                     3,104
                                                      ----------------------------------------------------------------------------

BALANCE, DECEMBER 31,1996............................ $      -        $      -       $      -        $  856,268     $    6,357
                                                      ============================================================================

Net income 1997......................................                                  65,000           264,076
Other comprehensive income, net of tax:
  Unrealized gains on securities, net
   of reclassification adjustment....................                                                                    4,269
  Foreign currency translation ($3,580 tax expense)..                                                                   (3,283)
                                                      ----------------------------------------------------------------------------
Total comprehensive income...........................                                  65,000           264,076         (1,014)
Shareholder distributions............................                                                  (155,883)
Shares issued under option, debentures,
  grant plans and other (6,552 shares)...............                                                    21,165
Treasury shares repurchased from WMX
  (61,112 shares)....................................                                                  (625,978)
Treasury shares purchased and related costs
  (2,051 shares).....................................
Shares issued for acquisitions of Barefoot,
  Inc., and other acquisitions (16,161 shares).......                                                   156,299
Conversion to corporate form.........................    2,799         513,148                         (515,947)
                                                      ----------------------------------------------------------------------------

BALANCE, DECEMBER 31,1997............................ $  2,799        $513,148       $ 65,000        $        -     $    5,343
                                                      ============================================================================

Net income 1998......................................                                 189,992
Other comprehensive income, net of tax:
  Unrealized gains on securities, net
   of reclassification adjustment....................                                                                     (485)
  Foreign currency translation ($640 tax expense)....                                                                     (947)
                                                      ----------------------------------------------------------------------------
Total comprehensive income...........................                                 189,992

Shareholder distributions............................                                 (75,152)
Shares issued in public offering (11,400 shares).....      114         208,447
Shares issued under option, debentures,
  grant plans and other (2,514 shares)...............       25           9,403
Treasury shares purchased and related costs
  (888 shares).......................................       (9)
Shares issued for acquisitions (5,059 shares)........       51          57,126
                                                      ----------------------------------------------------------------------------

BALANCE, DECEMBER 31,1998............................ $  2,980        $788,124       $179,840        $        -     $    3,911
                                                      ============================================================================

                                                        TREASURY          RESTRICTED             TOTAL
                                                         STOCK              STOCK               EQUITY
                                                      ---------------------------------------------------
BALANCE, DECEMBER 31, 1995........................... $  (13,405)        $   (7,549)        $   746,660
                                                      ===================================================

Net income 1996......................................                                           245,140
Other comprehensive income, net of tax:
  Unrealized gains on securities, net
   of reclassification adjustment....................                                             1,452
  Foreign currency translation ($678 tax expense)....                                              (999)
                                                      ---------------------------------------------------
Total comprehensive income...........................                                           245,593

Shareholder distributions............................                                          (146,520)
Shares issued under option, subscription,
  grant plans and other (3,667 shares)...............      2,506              1,691              (2,969)
Treasury shares purchased and related costs
  (7,825 shares).....................................    (76,556)                               (76,336)
Shares issued for acquisitions (3,213 shares)........     27,455                                 30,559
                                                      ---------------------------------------------------

BALANCE, DECEMBER 31,1996............................ $  (60,000)        $   (5,858)        $   796,767
                                                      ===================================================

Net income 1997......................................                                           329,076
Other comprehensive income, net of tax:
  Unrealized gains on securities, net
   of reclassification adjustment....................                                             4,269
  Foreign currency translation ($3,580 tax expense)..                                            (5,283)
                                                      ---------------------------------------------------
Total comprehensive income...........................                                           328,062
Shareholder distributions............................                                          (155,883)
Shares issued under option, debentures,
  grant plans and other (6,552 shares)...............      7,511              1,588              26,264
Treasury shares repurchased from WMX
  (61,112 shares)....................................                                          (625,978)
Treasury shares purchased and related costs
  (2,051 shares).....................................    (31,213)                               (31,213)
Shares issued for acquisitions of Barefoot,
  Inc., and other acquisitions (16,161 shares).......     30,120                                136,419
Conversion to corporate form.........................
                                                      ---------------------------------------------------

BALANCE, DECEMBER 31,1997............................ $  (57,582)        $   (4,270)        $   524,438
                                                      ===================================================

Net income 1998......................................                                           189,992
Other comprehensive income, net of tax:
  Unrealized gains on securities, net
   of reclassification adjustment....................                                              (485)
  Foreign currency translation ($640 tax expense)....                                              (947)
                                                      ---------------------------------------------------
Total comprehensive income...........................                                           188,560

Shareholder distributions............................                                           (75,152)
Shares issued in public offering (11,400 shares).....                                           208,561
Shares issued under option, debentures,
  grant plans and other (2,514 shares)...............     13,507                887              23,822
Treasury shares purchased and related costs
  (888 shares).......................................    (18,301)                               (18,310)
Shares issued for acquisitions (5,059 shares)........     47,390                                104,567
                                                      ---------------------------------------------------

BALANCE, DECEMBER 31,1998............................ $  (14,986)        $   (3,383)        $   956,486
                                                      ===================================================

All share data reflect the three-for-two share splits in August 1998, June 1997 and June 1996.

Disclosure of reclassification amounts (net of tax) relating to comprehensive income:
                                                 1998      1997       1996
                                                 ----      ----       ----
Unrealized holding gains arising in period     $  3,295   $ 5,904   $  2,795
Less gains realized                              (3,780)   (1,635)    (1,343)
                                               --------   -------   --------
Net unrealized gains on securities             $   (485)  $ 4,269   $  1,452
                                               ========   =======   ========

See accompanying Summary of Significant Accounting Policies and Notes to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



BUSINESS UNIT REPORTING

     The business of the Company is primarily conducted through the ServiceMaster Consumer Services and ServiceMaster Management Services operating units. In accordance with Statement of Financial Accounting Standards No. 131, the Company's reportable segments are strategic business segments that offer different services. They are managed separately because each business requires different technology and marketing strategies. The Consumer Services unit provides a variety of specialty services to residential and commercial customers. The Management Services unit provides a variety of supportive management services to health care, education and commercial accounts. The Company derives substantially all of its revenues from customers in the United States with less than five percent generated in foreign markets.

     The other operations group includes primarily ServiceMaster Employer Services, a professional employer organization that provides clients with administrative processing of payroll, workers' compensation insurance, health insurance, unemployment insurance and other employee benefit plans, and Diversified Health Services, which provides services and products to the long-term care industry. In the previous year, Diversified Health Services was reflected in the Management Services operating unit. It is now reflected in the other operations group for all years. The Company has reclassified Diversified Health Services into the other operations segment due to the unique nature of the services it provides and the industry factors which affect its performance. It also operates in a highly regulated industry and is managed separately from the other service lines.

     Information regarding the accounting policies used by the Company is described in the Summary of Significant Accounting Policies. Operating expenses of the business units consist primarily of direct costs and a royalty payable to parent based on the revenues or profits of the business unit.

     Identifiable assets are those used in carrying out the operations of the business unit and include intangible assets directly related to its operations. The Company's headquarters facility and other investments are included in the identifiable assets of other operations.

     The following information prior to 1998 is presented on a pro forma basis as if the Company had been a taxable corporation in all years and corporate taxes had been allocated to the segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     (in thousands)                                              Consumer       Management          Other
                                                                 Services        Services         Operations       Consolidated
                                                            ----------------------------------------------------------------------
     1998
     Operating Expenses...................................  $ 2,048,185         $ 2,040,912       $   534,986      $ 4,724,119
     Operating income.....................................      305,408             112,919           (21.903)         396,422
     Net interest expense (income)........................       42,259              (1,882)           37,267           77,644
     Income before income taxes...........................      263,149             114,801           (39,172)         318,778
     Provision for income taxes...........................      106,309              46,380           (23,903)         128,786
                                                            -----------         -----------       -----------      -----------
     Net income...........................................  $   156,840         $    68,421       $   (35,269)     $   189,992
                                                            ===========         ===========       ===========      ===========
     Net income, excluding unusual items (Note)...........  $   156,840         $    43,774       $   (12,022)     $   189,992
                                                            ===========         ===========       ===========      ===========

     Identifiable assets.................................   $ 2,244,632         $   237,924       $   432,275      $ 2,914,851
     Depreciation and amortization expense................  $    71,369         $    22,023       $    11,213      $   104,605
     Capital expenditures.................................  $    36,206         $    29,757       $     9,334      $    75,297

     1997

     Operating revenue....................................  $ 1,662,319         $ 1,905,291       $   393,692      $ 3,961,502
     Operating income.....................................      235,064              76,224            32,645          343,933
     Net interest and non-operating expense (income)......       27,740              (1,264)           43,128           69,654
     Income before income taxes...........................      207,324              77,488           (10,533)         274,279
     Corporate provision for income taxes.................       83,739              31,304            (4,254)         110,809
                                                            -----------         -----------       -----------      -----------
     Net income (pro forma corporate form)................  $   123,563         $    46,184       $    (6,279)     $   163,470
                                                            ===========         ===========       ===========      ===========

     Identifiable assets..................................  $ 1,783,186         $   212,727       $   479,311      $ 2,475,224
     Depreciation and amortization expense................  $    63,010         $    21,315       $     8,737      $    93,062
     Capital expenditures.................................  $    16,778         $    21,232       $     8,222      $    46,232

     1996

     Operating revenue....................................  $ 1,461,696         $ 1,816,953       $   179,679      $ 3,458,328
     Operating income.....................................      185,895              75,577            33,746          295,218
     Net interest and non-operating expense...............       14,233                 276            28,312           42,821
     Income before income taxes...........................      171,662              75,301             5,434          252,397
     Corporate provision for income taxes.................       69,552              50,422             2,194          101,968
                                                            -----------         -----------       -----------      -----------
     Net income (pro forma corporate form)................  $   102,310         $    44,879       $     3,240      $   150,429
                                                            ===========         ===========       ===========      -----------

     Identifiable assets..................................  $ 1,394,177         $   236,038       $   216,626      $ 1,846,841
     Depreciation and amortization expense................  $    82,446         $    21,304       $     5,256      $    79,006
     Capital expenditures.................................  $    19,915         $    17,852       $     5,185      $    42,952



          Note: This line excludes the $38 million pretax gain in the Management Services segment related to the formation of a strategic venture which acquired the assets of ServiceMaster Energy Management and the pretax charges totaling $38 million in the Other Operations segment related primarily to the home health care operations, which included a write-down for the impairment of assets and costs relating to exiting customer arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

REINCORPORATION

     Most operations of ServiceMaster and its subsidiary partnerships were conducted from 1986 through 1997 in partnership form, free of federal corporate income tax. Had ServiceMaster remained a partnership, the Internal Revenue Code would have imposed federal corporate tax on ServiceMaster operations beginning in 1998. In January 1992, in anticipation of this change, the Partnership's shareholders approved a tax-free plan of reorganization to return to corporate form.

     The ServiceMaster Company was created as part of this plan. The reorganization became effective December 26, 1997, and was structured as a merger in which The ServiceMaster Company became the successor entity through which the public now invests in ServiceMaster. (The terms "the Company" and "ServiceMaster" are used to collectively refer to the Partnership and its successor corporation, The ServiceMaster Company.) At the time of reincorporation, each outstanding limited partnership share was converted into one share of $0.01 par value common stock. No federal income taxes were imposed on the shareholders of the Partnership as a result of the reincorporation.

     Pro forma information has been presented in the accompanying financial statements in order to compare the continuing results of operations as if the Company had been a taxable entity in 1997 and 1996. The pro forma tax provision has been calculated assuming that the Company's effective tax rate had been approximately 40 percent of pretax earnings.

     Prior to December 26, 1997, The ServiceMaster Limited Partnership held as its only asset a 99 percent interest in the profits, losses and distributions of The ServiceMaster Company Limited Partnership, which through subsidiaries owned and operated the ServiceMaster business. The Managing General Partner was ServiceMaster Management Corporation, which held a one percent interest in the income of both Partnerships. As a result of the reorganization, The ServiceMaster Company owns all of the general and limited partnership interests in the Partnership. No payment or equity issuance was made to the Managing General Partner in connection with the reorganization except for the payout of any income allocated to its capital account prior to reincorporation.

INCOME TAXES

     Prior to reincorporation at the end of 1997, most operations conducted by the Company and its subsidiary partnerships were exempt from federal corporate income tax since 1986. As a result of the reincorporation, the Company recognized a step-up in the tax basis of its assets, which is being amortized against taxable income. The step-up resulted in a reduction of the Company's cash tax payments in excess of $25 million per annum for the current year and for the ensuing 14 years.

     The reconciliation of income tax for 1998 computed at the U.S. federal statutory tax rate to the Company's effective income tax rate is as follows:

Tax at U.S. federal statutory rate        33.0%
State and local income taxes,
   net of U.S. federal benefit             4.4%
Other                                      1.0%
                                          ----
Effective rate                            40.4%
                                          ====


  Income tax expense for 1998 consists of:

(In thousands)                         CURRENT         DEFERRED       TOTAL
                                       -------         --------       -----
U.S. federal                           $ 76,646        $ 30,200      $106,846
State and local                          15,740           6,200        21,940
                                       --------        --------      --------
                                       $ 92,386        $ 36,400      $128,786
                                       ========        ========      ========

     Deferred income tax expense of $36.4 million for the year ended December 31, 1998 results from timing differences in the recognition of income and expense for income tax and financial reporting purposes.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Management believes that, based upon its lengthy and consistent history of profitable operations, it is probable that the net deferred tax assets will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the Company's deferred tax assets are as follows:

(In thousands)                                        1998          1997
                                                      ----          ----
Deferred tax assets (liabilities):

  Current:
  Prepaid expenses and other                        $ (23,400)    $ (11,500)
  Accounts receivable allowance                         7,400        12,000
  Accrued insurance and
    related expenses                                   24,100        18,000
  Other accrued expenses                               16,700        18,100

  Long-Term:
  Long-term assets                                       (500)       13,000
  Insurance expenses                                   32,500        32,000
  Other long-term obligations                         (11,600)            -
                                                    ---------     ---------
Net deferred tax assets                             $  45,200     $  81,600
                                                    =========     =========

There were no federal taxes paid in 1998 and approximately $5 million of state tax payments were made in the year. In the first year of corporate form, the Company was able to defer the remaining 1998 tax payments into 1999.

ACQUISITIONS
CURRENT YEAR -

     Acquisitions have been accounted for using the purchase method and, accordingly, the results of operations of the acquired businesses have been included in the Company's consolidated financial statements since their dates of acquisition. The assets and liabilities of these businesses were recorded in the financial statements at their estimated fair market values as of the acquisition dates.

     In 1998, the Company completed a number of acquisitions, including Rescue Industries, Inc. (Rescue), Ruppert Landscape Company (Ruppert), National Britannia and other lawn care, landscape and pest control businesses. Rescue, which operates under the Rescue Rooter trade name, is one of the largest plumbing and drain cleaning companies in America. Ruppert is

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

one of the Mid-Atlantic's largest commercial landscape companies. National Britannia, the third largest pest control company in the United Kingdom, significantly increases the international presence of Terminix. The aggregate fair market value of the assets acquired less liabilities assumed for these acquisitions was $139 million, which consisted almost entirely of intangible assets, primarily goodwill. During the year, the Company acquired a number of smaller companies primarily in the lawn care, landscaping and pest control businesses. The aggregate fair market value of the assets acquired less seller financed notes and liabilities assumed for these purchases was $194 million, including approximately $249 million of goodwill.

     On November 1, 1998, the Company entered into an agreement to acquire LandCare USA, Inc., one of the leading commercial landscape companies in the country. The transaction is expected to be consummated in March 1999.

PRIOR YEARS -

     On February 24, 1997, the Company acquired Barefoot Inc., (Barefoot) the second largest professional residential lawn care services company in the United States. The Company paid approximately $237 million by issuing 12.9 million shares and paying $91 million in cash in exchange for all of the Barefoot stock. The excess of the consideration paid over the fair value of the Barefoot business of $254 million was recorded as goodwill, which is being amortized on a straight-line basis over 40 years.

     During 1997, the Company made several smaller acquisitions which included Certified Systems, Inc. one of the nation's largest professional employer organizations, Orkin's lawn care and plantscaping division and a number of other lawn care and pest control businesses. The Company also purchased the minority interests of Management Services and Diversified Health Services for a combination of cash and Company shares, totaling approximately $25 million. The aggregate fair market value of the assets acquired less liabilities assumed for these smaller acquisitions was $196 million, including approximately $267 million of intangible assets, primarily goodwill.

     During 1996, the Company acquired Premier Manufacturing Support Services, a provider of management services to the automotive industry, and several other smaller companies, predominately pest control, lawn care and pharmacy management businesses. The aggregate fair value of assets acquired less liabilities assumed was $91 million, including approximately $96 million of intangible assets which are being amortized on a straight-line basis over 40 years.

     Supplemental cash flow information regarding the Company's acquisitions is as follows:


          (In thousands)                                            1998             1997             1996
                                                                 ----------       ----------       ----------
          Fair value of assets acquired........................  $  465,380       $  590,600       $  134,377
          Less liabilities assumed.............................    (132,381)        (157,741)         (43,781)
                                                                 ----------       ----------       ----------
          Net assets acquired..................................     332,999          432,859           90,596
          Less shares issued...................................    (104,567)        (186,419)         (30,559)
          Less cash acquired...................................      (5,980)         (12,751)          (1,564)
                                                                 ----------       ----------       ----------
          Business acquisitions, net of cash acquired..........  $  222,452       $  233,689       $   58,473
                                                                 ----------       ----------       ----------

OTHER EVENTS

     The Company formed a strategic venture with Texas Utilities Company for the ownership and operation of the ServiceMaster Energy Management business. The new venture acquired all of the assets of ServiceMaster Energy Management and is owned 85 percent by Texas Utilities and 15 percent by ServiceMaster. This transaction resulted in a pretax gain of $38 million.

     In late 1998, the Company completed a strategic review of its Home Health Care operations and concluded that, without significant investment, it could not profitably provide high quality service in the future and continue to satisfy all the changes and the requirements of new governmental reimbursement programs. The Company has decided to sell its direct operations and is discontinuing its outsourced management operation of home health care agencies. The Company will continue to provide consulting services to hospitals and other providers of home health care.

     During the course of the Company's strategic review of its Home Health Care operations, the Company assessed the recoverability of the carrying value of the intangible assets and fixed assets which resulted in pretax impairment losses of $13 million and $3 million, respectively. In accordance with Statement of Financial Accounting Standards No. 121, these losses reflect the amounts by which the carrying values of these assets exceed their estimated fair values determined by their future discounted cash flows. In addition, the Company has recorded a pretax charge of $8 million related to the costs associated with exiting customer arrangements in the Home Health Care business. In response to the impact that changes in governmental reimbursement programs have begun to have on the financial condition of certain customers of the Home Health Care and Diversified Health Services businesses, the Company increased its reserves for accounts receivable by $8 million and $6 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

EMPLOYEE BENEFIT PLANS

     Contributions to qualified profit sharing plans were made in the amount of $9.9 million in 1998, $8.2 million in 1997, and $6.9 million in 1996. Under the Employee Share Purchase Plan, the Company contributed $1.2 million in 1998, $1.1 million in 1997, and $1.0 million in 1996. These funds defrayed part of the cost of the shares purchased by employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

LONG-TERM DEBT

          Long-term debt includes the following:

          (In thousands, except per share data)                                 1998                1997
          --------------------------------------------------------------------------------------------------
          Notes Payable:
           10.57%, maturing in 1999 - 2000.................................  $    18,000         $    27,000
            8.38%, maturing in 1999 - 2001.................................       30,000              40,000
           10.81%, maturing in 2000 - 2002.................................       55,000              55,000
            6.65%, maturing in 2002 - 2004.................................       70,000              70,000
            7.40%, maturing in 2006........................................      125,000             125,000
            6.95%, maturing in 2007........................................      100,000             100,000
            7.10%, maturing in 2018........................................      150,000                   -
            7.45%, maturing in 2027........................................      200,000             200,000
            7.25%, maturing in 2038........................................      150,000                   -
            6.00%, subordinated, convertible at $5.53 per share............            -               3,581
          Revolving credit facilities......................................       50,000             550,000
          International borrowings.........................................       48,272              29,856
          Other............................................................      131,511              68,947
          Less current portion.............................................      (51,616)            (21,539)
                                                                             -----------         -----------
          Total long-term debt.............................................  $ 1,076,167         $ 1,247,845
                                                                             ===========         ===========

          --------------------------------------------------------------------------------------------------

     The Company is party to a number of long-term debt agreements which require it to comply with certain financial covenants, including limitations on indebtedness, restricted payments, fixed charge coverage ratios and net worth. The Company has been and currently is in compliance with the covenants related to these debt agreements.

     ServiceMaster filed a shelf registration statement with the Securities and Exchange Commission for the sale of up to $950 million in unsecured senior debt securities or equity interests in June 1997. As of year end, the Company had $350 million of securities available for issuance under this shelf registration statement. The first debt issuance from the shelf occurred in August 1997. It included two tranches of debt totaling $300 million. The Company completed a second $300 million dual-tranche offering of unsecured senior notes in February 1998, that consisted of $150 million, 7.10 percent notes due March 1, 2018, and $150 million, 7.25 percent notes due March 1, 2038. The net proceeds of these offerings reduced borrowings under bank credit facilities and thereby reduced exposure to short-term interest rate fluctuations.

     In May 1998, the Company filed a Form S-3 registration statement under which 11.4 million newly-issued shares were sold at $19.17 per share. The net proceeds to the Company were approximately $209 million and were used to reduce outstanding debt under existing bank credit facilities.

     The Company has a committed revolving credit facility for up to $750 million maturing in April 2002. The facility can be used for general Company purposes. The revolving credit facility had $700 million of unused commitment as of December 31, 1998.

     The Company is exposed to interest rate fluctuations on its floating rate debt. As of year end, the Company had approximately $100 million in floating rate borrowings. The Company has, from time to time, entered into interest rate swap or similar arrangements to mitigate its exposure to interest rate fluctuations, and does not, as a matter of policy, enter into hedging contracts for trading or speculative purposes. As of year end, the Company was not a party to any interest rate swaps.

     Cash interest payments were $88 million in 1998, $63 million in 1997, and $34 million in 1996. Average rates paid on the revolving credit facility were
5.9 percent in 1998, 6.0 percent in 1997 and 5.6 percent in 1996. Future scheduled long-term debt payments are $51.6 million in 1999 (average rate of 4.2 percent), $67.7 million in 2000 (average rate of 6.0 percent), $44.3 million in 2001 (average rate of 6.7 percent), $45.9 million in 2002 (average rate of 6.6 percent), and $34.8 million in 2003 (average rate of 5.4 percent). Notes payable of $19 million due in 1999 are intended to be refinanced by the long term revolving credit facility in 1999 and therefore are not included in the $51.6 million of current liabilities. The $50 million revolving credit facility balance as of year end has not been included in the scheduled payments above as the Company expects to extend the revolving credit facility beyond 2003.

     Based upon the borrowing rates currently available to the Company for long-term borrowings with similar terms and maturities, the fair value of long-term debt is approximately $1.1 billion.

     Future long-term noncancelable operating lease payments are $33.4 million in 1999, $25.5 million in 2000, $17.9 million in 2001, $11.3 million in 2002,
$6.6 million in 2003, and $7.4 million thereafter. Rental expense for 1998, 1997, and 1996 was $103.8 million, $83.9 million, and $74.8 million, respectively.

     The Company maintains an $80 million operating lease facility with a bank which provides for the acquisition and development of properties to be leased by the Company. The Company has guaranteed the residual value of the properties under the lease up to 82 percent of the fair market value at the commencement of the lease. The Company does not expect to be required to make residual value payments and therefore, no amounts have been included in the future payments above. At December 31, 1998, approximately $38 million was funded under this facility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


CASH AND MARKETABLE SECURITIES

     Marketable securities held at December 31, 1998 and 1997, with a maturity of three months or less, are included in the Statements of Financial Position caption "Cash and Cash Equivalents." Marketable securities are designated as available for sale and recorded at current market value, with unrealized gains and losses reported in a separate component of shareholders' equity. Marketable securities available for current operations are classified as current assets while securities held for noncurrent uses are classified as long-term. The Company's investments consist primarily of publicly-traded debt and common equity securities. As of December 31, 1998, the aggregate market value of the Company's short- and long-term investments in debt and equity securities was $97 million and the aggregate cost basis was $84 million. In 1998, the Company entered into a hedging arrangement in a notional amount of $40 million expiring November 1999, designed to protect its equity portfolio against a decline in the equity market. This arrangement, which is linked to the Standard & Poor's 500 Index, provides protection for a market decline of up to 15 percent, while it caps the potential appreciation at 15 percent. At year end, the fair market value of this arrangement was an immaterial net liability to the Company. There was no participation in the trading of derivative securities in 1998 or 1997.

     Interest and dividend income received on cash and marketable securities was $8.9 million, $8.3 million and $8.0 million, in 1998, 1997 and 1996, respectively. Gains and losses on sales of investments, as determined on a specific identification basis, are included in investment income in the period they are realized.

COMPREHENSIVE INCOME

     The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires the reporting of all changes in equity during a period, except those resulting from investment by owners and distribution to owners. The Company has chosen to disclose Comprehensive Income, which encompasses net income, unrealized gains on marketable securities, and the effect of foreign currency translation, in the Statement of Shareholders' Equity.

                                     1998        1997         1996
                                     ----        ----         ----
Unrealized holding gains
  arising in period                 $5,529       $9,908      $4,690
Tax expense                          2,234        4,004       1,895
                                    ------       ------      ------
Net of tax amount                   $3,295       $5,904      $2,795
                                    ======       ======      ======

Gains realized                      $6,342       $2,743      $2,254
Tax expense                          2,562        1,108         911
                                    ------       ------      ------
Net of tax amount                   $3,780       $1,635      $1,343
                                    ======       ======      ======

Accumulated comprehensive income included the following components as of December 31:

                                     1998          1997        1996
                                     ----          ----        ----
Unrealized gain on
  securities                        $7,753       $ 8,238     $ 3,969
Foreign currency
  translation                        2,388        (3,842)     (2,895)
                                    ------       -------     -------
Total                               $3,911       $ 5,343     $ 6,357
                                    ======       =======     =======


SHAREHOLDERS' EQUITY

     The Company has authorized one billion shares of common stock with a par value of $.01 and 11 million shares of preferred stock. There were no shares of preferred stock issued or outstanding. In December 1997, ServiceMaster converted from a publicly traded limited partnership to a corporation. At the time of reincorporation, each outstanding limited partnership share was converted into one share of common stock on a tax-free basis to the shareholders. Upon reincorporation, all Limited Partners' equity was transferred to common stock and additional paid-in capital. The shares underlying the obligations and rights relating to the employee option plans were also converted from partnership shares to corporate stock on a one-for-one basis.

     In 1997, the Company filed a $950 million shelf registration statement with the Securities and Exchange Commission for the sale of unsecured senior debt securities and equity interests. On May 15, 1998, the Company filed a Form S-3 registration statement, and 21.2 million Company shares were sold at $19.17 per share. This included approximately 11.4 million of newly-issued shares from the Company and 9.8 million shares sold by existing shareholders. The net proceeds to the Company, after the underwriting discount and offering expenses, were approximately $209 million and were used to reduce outstanding debt under existing bank credit facilities.

     On July 23, 1998, the Company filed a Form S-1 shelf registration statement to issue up to 5.3 million shares of common stock in connection with future, unidentified acquisitions. The S-1 allows the Company to issue registered shares much more efficiently when acquiring privately-held companies. The Company plans to use the shares over time in connection with purchases of roll-up acquisitions and small strategic acquisitions. There were approximately 3.5 million shares issued at year end.

     On April 1, 1997, the Company bought Waste Management, Inc.'s (WMX) entire ownership interest in ServiceMaster for approximately $626 million. This transaction resulted in the Company acquiring the 61.1 million Company shares held by WMX and canceling WMX's option to purchase an additional 4.2 million Company shares.

     As of December 31, 1998, there were 18.1 million Company shares available for issuance upon the exercise of employee options outstanding and future grants. Share options are issued at a price not less than the fair market value on the grant date and expire within ten years of the grant date. Certain options may permit the holder to pay the option exercise price by tendering Company shares that have been owned by the holder without restriction for an extended period. Share grants carry a vesting period and are restricted as to the sale or transfer of the shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     The Company accounts for employee share options under Accounting Principles Board Opinion 25, as permitted under generally accepted accounting principles. Accordingly, no compensation cost has been recognized in the accompanying financial statements related to these options. Had compensation cost for these plans been determined consistent with Statement of Financial Accounting Standards No. 123 (SFAS 123), which is an accounting alternative that is permitted, but not required, pro forma net income and net income per share would reflect the following:

(In thousands, except per share data)          1998         1997         1996
                                               ----         ----         ----

Net Income:
   As reported (1)                           $189,992     $163,470     $150,429
   SFAS 123 pro forma                        $185,555     $160,966     $149,480

Net Income Per Share:
   Basic:    As reported (1)                 $    .66     $    .57     $    .47
             SFAS 123 pro forma              $    .64     $    .56     $    .47


   Diluted:  As reported (1)                 $    .64     $    .55     $    .46
             SFAS 123 pro forma              $    .62     $    .54     $    .45

(1) Pro forma corporate form prior to 1998.

     The SFAS 123 pro forma net income reflects options granted in 1998, 1997 and 1996. Since SFAS 123 does not apply to options granted prior to 1995, the pro forma disclosure is not likely to be indicative of pro forma results which may be expected in future years. This primarily relates to the fact that options vest over several years and pro forma compensation cost is recognized as the options vest. In addition, awards may have been granted in earlier years, which would have resulted in pro forma compensation cost in 1998.

     The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model with the following weighted-average assumptions in 1998, 1997 and 1996: risk-free interest rates of 5.6 percent, 6.3 percent and 5.6 percent, respectively; volatility rates of 22 percent, 21 percent and 27 percent, respectively; distribution yields of 1.9 percent, 3.2 percent and 3.2 percent, respectively; and average expected lives of seven years. The options granted to employees in 1998, 1997 and 1996 have weighted-average fair values of $5.17, $2.81 and $2.40, respectively and vest ratably over five years. The Company has estimated the value of these options assuming a single weighted-average expected life for the entire award.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A summary of option and grant transactions during the last three years is summarized below:

                                          Share              Price        Weighted-Avg.       Share          Price
                                          Options            Range        Exercise Price      Grants         Range
=======================================================================================================================
Total exercisable, December 31, 1995    14,033,661     $  0.73 -  7.63      $  5.46              -----            -----
Total outstanding, December 31, 1995    18,252,411     $  0.73 -  9.78      $  6.46          2,205,738    $ 2.86 - 7.96

TRANSACTIONS DURING 1996
  Granted to employees                   4,154,625     $  9.26 - 10.78      $  9.40              -----            -----
  Exercised, paid, or vested            (5,470,646)    $  0.73 -  7.63      $  5.56           (398,997)   $ 2.86 - 7.96
  Terminated or resigned                  (360,274)    $  2.79 -  7.63      $  3.89              -----            -----

Total exercisable, December 31, 1996     8,202,741     $  0.73 -  7.63      $  5.49              -----            -----
Total outstanding, December 31, 1996    16,576,116     $  0.73 - 10.78      $  7.56          1,806,741    $ 2.86 - 7.96

TRANSACTIONS DURING 1997
  Granted to employees                   5,295,785     $ 11.23 - 18.42      $ 11.62              -----            -----
  Exercised, paid, or vested            (1,892,034)    $  2.17 -  9.26      $  5.17           (430,460)   $ 2.86 - 7.96
  Cancelled, related to WMX             (4,218,750)    $          9.78      $  9.78              -----            -----
  Terminated or resigned                  (440,960)    $  1.97 - 11.22      $  7.11           (120,175    $ 2.86 - 7.96

Total exercisable, December 31, 1997    (6,919,718)    $  0.73 - 10.78      $  6.05              -----            -----
Total outstanding, December 31, 1997    15,320,157     $  0.73 - 18.42      $  8.65          1,256,106    $ 2.86 - 7.96

TRANSACTIONS DURING 1998
  Granted to employees                   3,574,376     $ 15.74 - 22.77      $ 18.29              -----            -----
  Exercised, paid, or vested            (1,604,784)    $  2.25 - 11.22      $  6.29           (293,376)   $ 2.86 - 7.96
  Terminated or resigned                  (377,023)    $  0.73 - 18.26      $  8.57              -----            -----

Total exercisable, December 31, 1998     7,269,279     $  0.73 - 22.33      $  7.51              -----            -----
Total outstanding, December 31, 1998    16,912,726     $  0.73 - 22.77      $ 10.89            962,730    $ 2.86 - 7.96
=======================================================================================================================

Options outstanding at December 31, 1998:

      Range of           Number Outstanding       Remaining      Weighted Average    Number Exercisable      Weighted-Average
   Exercise Prices          at 12/31/98              Life         Exercise Price        at 12/31/98           Exercise Price
==============================================================================================================================
$  0.73 -  5.14             1,896,782             3.0 years      $        3.74           1,896,782           $       3.74
   6.44 -  9.33             6,040,722             6.5 years               8.27           4,048,253                   7.78
  10.78 - 22.77             8,975,222             8.5 years              14.17           1,428,808                  12.50
------------------------------------------------------------------------------------------------------------------------------
$  0.73 - 22.77            16,912,726             7.0 years      $       10.89           7,373,843           $       7.65
==============================================================================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

EARNINGS PER SHARE

     Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of shares outstanding for the period. Diluted earnings per share effects the potential diluted or convertible securities and options to purchase common stock.

     The following chart reconciles both the numerator and the denominator of the basic earnings per share computation to the numerator and the denominator of the diluted earnings per share computation.

                                                     For year ended 1998          For year ended 1997          For year ended 1996
                                                ------------------------------------------------------------------------------------

(In thousands, except per share data)             Income     Shares   EPS      Income     Shares   EPS     Income     Shares   EPS
                                                ---------   -------  ------   ---------  -------  ------  ---------  -------  ------
BASIC EPS
(pro forma corporate form in 1997 and 1996)     $ 189,992   289,315  $ 0.66   $ 163,470  285,944  $ 0.57  $ 150,429  317,381  $ 0.47
                                                                     ======                       ======                      ======
EFFECT OF DILUTIVE SECURITIES, NET OF TAX
Options                                                       9,391                        8,333                       7,607
Convertible debentures                                 32       181               1,114    5,363              1,115    5,441
                                                ---------   -------           ---------  -------          ---------  -------

DILUTED EPS
(pro forma corporate form in 1997 and 1996)     $ 190,024   298,887  $ 0.64   $ 164,584  299,640  $ 0.55  $ 151,544  330,429  $ 0.46
                                                =========   =======  ======   =========  =======  ======  =========  =======  ======

QUARTERLY OPERATING RESULTS

     Quarterly operating results and related growth for the last three years in revenues, gross profit, net income, and basic and diluted net income per share are shown in the table below. Net income and earnings per share amounts for 1997 and 1996 have been restated to a basis that assumes reincorporation had occurred as of the beginning of each year. For interim accounting purposes, certain costs directly associated with the generation of lawn care revenues are initially deferred and recognized as expense as the related revenues are recognized. Full year results are not affected.

     Certain amounts from prior periods have been reclassified to conform with the current presentation.,

(Unaudited, in thousands, except per share data)

                                                 Percent Incr.                  Percent Incr.
                                       1998        '98-'97            1997        '98-'96             1996
-------------------------------------------------------------------------------------------------------------
OPERATING REVENUE:
First Quarter                   $     981,788         20%       $     817,138        10%        $     740,299
Second Quarter                      1,244,627         23            1,010,794        10               916,931
Third Quarter                       1,273,093         17            1,090,114        18               927,227
Fourth Quarter                      1,224,611         17            1,043,458        19               873,871
                                -------------                   -------------                   -------------
                                $   4,724,119         19%       $   3,961,302        15%        $   3,438,328

GROSS PROFIT:
First Quarter                   $     186,991         17%       $     159,991        13%        $     142,116
Second Quarter                        293,261         14              237,260        16               221,505
Third Quarter                         316,718         23              2?7,44?        17               219,127
Fourth Quarter                        247,537         8               228,642        18               194,572
                                -------------                   -------------                   -------------
                                $   1,044,507         16%       $     903,332        16%        $     777,320

NET INCOME:
(pro forma in 1997 and 1996):
First Quarter                   $      29,270         1%        $      28,982        15%        $      25,118
Second Quarter                         56,404         21               46,707        8                 43,326
Third Quarter                          56,352         20               46,793        11                42,262
Fourth Quarter                         47,966         17               40,988        3                 39,653
                                -------------                   -------------                   -------------
                                $     189,992         16%       $     163,470        9%         $     150,429

BASIC NET INCOME PER SHARE:
(pro forma in 1997 and 1996):
First Quarter                   $        0.11         22%       $        0.09        13%        $        0.08
Second Quarter                           0.20         18                 0.17        21                  0.14
Third Quarter                            0.19         12                 0.17        31                  0.13
Fourth Quarter                           0.16         7                  0.15        25                  0.12
                                -------------                   -------------                   -------------
                                $        0.66         16%       $        0.37        21%        $        0.47

DILUTED NET INCOME PER SHARE:
(pro forma in 1997 and 1996):
First Quarter                   $        0.10         11%       $        0.09        13%        $        0.08
Second Quarter                           0.19         19                 0.16        23                  0.13
Third Quarter                            0.19         19                 0.16        23                  0.13
Fourth Quarter                           0.16         14                 0.14        17                  0.12
                                -------------                   -------------                   -------------
                                $        0.64         16%       $        0.55        20%        $        0.46

CASH DISTRIBUTIONS PER SHARE:
First Quarter                   $        0.08         7%        $        0.07 1/2    5%         $        0.07 1/8
Second Quarter                           0.08         7                  0.07 1/2    5                   0.07 1/8
Third Quarter                            0.08         -                  0.08        7                   0.07 1/2
Fourth Quarter                           0.09         13                 0.08        7                   0.07 1/2
                                --------------                  -------------                   -------------
                                $        0.33         6%        $        0.31        6%         $        0.28 1/4

PRICE PER SHARE:
First Quarter                   $ 19.63-16.50                   $ 12.33-10.92                   $   9.93-8.61
Second Quarter                    25.50-17.92                     15.92-12.09                      10.45-9.17
Third Quarter                     24.75-19.75                     19.67-15.17                      11.00-9.55
Fourth Quarter                    23.81-16.00                     19.50-14.00                   $ 11.83-10.55

All share and per share data reflect the three-for-two share splits in August 1998, June 1997 and June 1996.